Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-134996

A filing fee of $32,050, calculated in accordance with Rule 457(r), has been transmitted to the Securities and Exchange Commission in connection with the securities offered pursuant to this prospectus supplement, based on 1,132,000 shares of mandatory convertible preferred stock at a proposed maximum aggregate offering price of $299,527,000.

PROSPECTUS SUPPLEMENT
(To prospectus dated June 14, 2006)

985,000 Shares

ALLEGHANY CORPORATION

5.75% Mandatory Convertible Preferred Stock

Alleghany Corporation is offering 985,000 shares of our 5.75% mandatory convertible preferred stock (the “Preferred Stock”) by this prospectus supplement (the “Preferred Stock Offering”). The Preferred Stock will not be redeemable.

The annual dividends on each share of Preferred Stock will be $15.2144. Dividends will accrue and cumulate from the date of issuance, and, to the extent we are legally permitted to pay dividends and our board of directors, or an authorized committee of our board of directors, declares a dividend payable, we will pay dividends in cash on March 15, June 15, September 15 and December 15 of each year prior to June 15, 2009, or the following business day if such day is not a business day, and on June 15, 2009. The first quarterly dividend payment will be payable on September 15, 2006 in the amount of $3.4655 per share of Preferred Stock, which reflects the time from the date of issuance through September 14, 2006.

Each share of Preferred Stock has a liquidation preference of $264.60, plus an amount equal to accrued, cumulated and unpaid dividends. Each share of Preferred Stock will automatically convert on June 15, 2009 into between 0.8475 and 1.0000 shares of our Common Stock, subject to anti-dilution adjustments, depending on the average market price per share of our Common Stock over the 20 trading day period ending on the third trading day prior to such date. At any time prior to June 15, 2009, holders may elect to convert each share of Preferred Stock into 0.8475 shares of our Common Stock, subject to anti-dilution adjustments.

Prior to this Preferred Stock Offering, there has been no public market for our Preferred Stock. Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “Y.” The last reported sale price of our Common Stock on the NYSE on June 19, 2006 was $264.60.

Investing in our Preferred Stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement and page 1 of the prospectus dated June 14, 2006.

	Per Share	Total

Public offering price	$264.60	$260,631,000
Underwriting discounts and commissions	$7.938	$7,818,930
Proceeds, before expenses, to us	$256.662	$252,812,070

We have granted the underwriters an option to purchase up to 147,000 additional shares of Preferred Stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Preferred Stock will be ready for delivery on or about June 23, 2006.

Merrill Lynch & Co.
Wachovia Securities
Dowling & Partners Securities
Janney Montgomery Scott LLC

The date of this prospectus supplement is June 19, 2006.

Prospectus Supplement

S-i

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in a jurisdiction where the offer or sale is not permitted.

The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the dates of this prospectus supplement and the accompanying prospectus, respectively, or, in the case of the documents incorporated by reference, the dates of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a Registration Statement on Form S-3 that we filed with the SEC on June 14, 2006 using a “shelf” registration process (the “Shelf Registration Statement”). In this prospectus supplement, we provide you with specific information about the terms of this Preferred Stock Offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us, our Preferred Stock and other information you should know before investing in our Preferred Stock. This prospectus supplement and the accompanying prospectus also incorporate by reference important business and financial information about us that is not included in or delivered with these documents. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” below and on page 1 of the accompanying prospectus before investing in our Preferred Stock. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make or incorporate by reference in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference herein or therein, the statements made or incorporated by reference in the accompanying prospectus are deemed modified or superseded by the statements made or incorporated by reference in this prospectus supplement.

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and web site name and address are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement belongs to its holder.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Shelf Registration Statement with the SEC with respect to the Preferred Stock offered for sale by us pursuant to this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus, filed as part of the Shelf Registration Statement, do not contain all of the information set forth in the Shelf Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the Preferred Stock, we refer you to the Shelf Registration Statement and to its exhibits and schedules. Statements in this prospectus supplement and the accompanying prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed or incorporated by reference as an exhibit to the Shelf Registration Statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Shelf Registration Statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these materials and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

S-ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement the information in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement. We incorporate by reference in this prospectus supplement the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus supplement (except for any information contained in such documents or filings that is deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Current Reports on Form 8-K filed January 19, 2006, March 3, 2006 (only with respect to information filed under Item 4.02), March 14, 2006, April 21, 2006, May 19, 2006, May 23, 2006, May 24, 2006 and June 14, 2006.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Alleghany Corporation
7 Times Square Tower
New York, NY 10036
Attn: Robert M. Hart
(212) 752-1356

S-iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents we incorporate herein by reference may contain disclosures which are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. These forward-looking statements are based upon our current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and our future financial condition and results. These statements are not guarantees of future performance, and we have no specific intention to update these statements. The uncertainties and risks include, but are not limited to, risks relating to our insurance operating units such as:

•	significant weather-related or other natural or human-made catastrophes and disasters;

•	the cyclical nature of the property and casualty industry;

•	the long-tail and potentially volatile nature of certain casualty lines of business written by our insurance operating units;

•	the cost and availability of reinsurance;

•	exposure to terrorist acts;

•	the willingness and ability of our insurance operating units’ reinsurers to pay reinsurance recoverables owed to our insurance operating units;

•	changes in the ratings assigned to our insurance operating units;

•	claims development and the process of estimating reserves;

•	legal and regulatory changes;

•	the uncertain nature of damage theories and loss amounts;

•	increases in the levels of risk retention by our insurance operating units; and

•	adverse loss development for events insured by our insurance operating units in either the current year or prior year.

Additional risks and uncertainties include general economic and political conditions, including the effects of a prolonged U.S. or global economic downturn or recession; changes in costs; variations in political, economic or other factors; risks relating to conducting operations in a competitive environment; effects of acquisition and disposition activities, inflation rates or recessionary or expansive trends; changes in market prices of our significant equity investments; extended labor disruptions, civil unrest or other external factors over which we have no control; and changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at our discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by us or on our behalf.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” sections. In this prospectus supplement and the accompanying prospectus, references to the “Company,” “Alleghany,” “we,” “us” and “our” refer to Alleghany Corporation and its consolidated subsidiaries unless the context otherwise requires. “AIHL” refers to our insurance holding company subsidiary Alleghany Insurance Holdings LLC. “RSUI” refers to our subsidiary RSUI Group, Inc. and its subsidiaries. “CATA” refers to our subsidiary Capitol Transamerica Corporation and its subsidiaries. “Darwin” refers to Darwin Professional Underwriters, Inc. and its subsidiaries. Unless the context otherwise requires, references to AIHL include the operations of RSUI, CATA and Darwin. “Alleghany Properties” refers to our subsidiary Alleghany Properties LLC. “Common Stock” refers to our common stock, par value $1.00 per share. “Preferred Stock” refers to the 5.75% mandatory convertible preferred stock we are offering pursuant to this prospectus supplement and the accompanying prospectus.

Alleghany Corporation

Alleghany Corporation is a Delaware corporation engaged through AIHL in the property and casualty insurance business. Within AIHL, there are three separate insurance businesses, each of which underwrites specialty coverages. As of March 31, 2006, the insurance businesses represented $1.4 billion, or 70 percent, of our consolidated stockholders’ equity of $1.9 billion, determined on the basis of generally accepted accounting principles in the United States of America (“GAAP”).

We believe that underwriting profits from our core platform of property and casualty insurance companies can help us achieve our principal financial objective of growing book value per share at double-digit rates without employing excessive amounts of financial leverage or taking undue amounts of operating risk. Other means at our disposal to accomplish our objective include a balance sheet with over $3 billion of cash and invested assets, a demonstrated willingness and ability to make opportunistic acquisitions and improve the operations of acquired companies and a longstanding institutional record of successful value investing on behalf of our owners.

Our corporate headquarters are located at 7 Times Square Tower, New York, NY 10036, and our telephone number is (212) 752-1356. Our website address is www.alleghany.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

Property and Casualty Insurance Businesses

RSUI.  RSUI, headquartered in Atlanta, Georgia, includes the operations of RSUI Indemnity Company, a New Hampshire domestic insurance company, and Landmark Insurance Company, an Oklahoma domestic insurance company. RSUI underwrites specialty insurance coverages in the property, umbrella/excess, general liability, directors and officers liability and professional liability lines of business. For the year ended December 31, 2005, RSUI generated $1.2 billion of gross premiums written and $618.4 million of net premiums written. As of March 31, 2006, RSUI’s GAAP equity was $869.7 million.

CATA.  CATA, headquartered in Middleton, Wisconsin, includes the operations of Capitol Indemnity Corporation, a Wisconsin domestic insurance company, Capitol Specialty Insurance Corporation, a Wisconsin domestic insurance company, and Platte River Insurance Company, a Nebraska domestic insurance company. CATA underwrites primarily specialty lines of property and casualty insurance for certain types of business or activities, including barber and beauty shops, bowling alleys, contractors, restaurants and taverns, as well as surety and fidelity products such as commercial surety bonds, contract surety bonds and fidelity bonds. For the year ended December 31, 2005, CATA generated $173.4 million of gross premiums written and $164.4 million of net premiums written. As of March 31, 2006, CATA’s GAAP equity was $286.2 million.

Darwin.  Darwin, headquartered in Farmington, Connecticut, includes the operations of Darwin National Assurance Company, a Delaware domestic insurance company, and Darwin Select Insurance Company, an Arkansas domestic insurance company. Darwin is a specialty insurer that primarily underwrites directors and officers, errors and omissions and medical malpractice liability insurance. For the year ended December 31, 2005, Darwin generated $165.8 million of gross premiums written and $100.6 million of net premiums written. On May 24, 2006, Darwin completed an initial public offering of its common stock for $16.00 per share. Immediately after the initial public offering, Darwin’s pro forma GAAP equity was $201.1 million. Currently, we own 54.9 percent of Darwin’s common stock.

Corporate Activities

At the corporate level, we had $780.9 million of assets as of March 31, 2006, including $502.4 million of equity securities and $99.0 million of debt and short-term securities. The equity securities include 6.0 million shares of common stock of Burlington Northern Santa Fe Corporation, a railroad holding company (“Burlington Northern”), which had a fair market value of $427.5 million at June 12, 2006.

In addition to equity and debt securities, we also own improved and unimproved commercial land and commercial and residential lots in the City of Sacramento, California. Our real estate investments are owned and managed by Alleghany Properties. As of June 1, 2006, the book value for our real estate investments was $22.6 million.

Operating Unit Pre-Tax Results

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except for share
	and per share amounts)

Revenues from continuing operations
AIHL insurance group
Net premiums earned
RSUI	$605,873	$609,360	$293,380
CATA	159,082	149,964	132,960
Darwin	84,698	46,093	4,115

	849,653	805,417	430,914
Interest, dividend and other income	70,600	43,200	25,672

Total insurance group	920,053	848,617	456,586

Corporate activities	27,257	20,088	30,258
Net gain on investments	148,446	86,870	151,842

Total	$1,095,956	$955,575	$638,686

Earnings from continuing operations, before income taxes
AIHL insurance group
Underwriting (loss) profit
RSUI	$(132,940)	$83,198	$91,778
CATA	15,552	(8,971)	(21,424)
Darwin	2,277	(36)	(3,330)

	(115,111)	74,191	67,024
Interest, dividend and other income	70,600	43,200	25,672
Net gain on investments	31,638	84,478	54,945
Other expenses	26,180	28,492	12,847

	(39,053)	173,377	134,794

Corporate activities	140,797	18,803	122,416

	101,744	192,180	257,210
Interest expense	3,474	2,417	2,911
Corporate expense	38,451	40,865	34,678

Total	$59,819	$148,898	$219,621

Balance Sheet
Total assets	$5,913,731	$4,420,417	$3,518,498 5

Debt	$80,000	$80,000	$88,000

Common stockholders’ equity	$1,868,327	$1,773,416	$1,573,579

Common stockholders’ equity per share of common stock	$231.72	$226.06	$197.86

RECENT DEVELOPMENTS

On May 24, 2006, Darwin closed the initial public offering of its common stock. In the offering, Darwin sold 6.0 million shares of common stock for net proceeds of $86.3 million. All of the net proceeds of the initial public offering were used to reduce our equity interest in Darwin by redeeming Darwin preferred stock held by us. Upon completion of the offering, all remaining unredeemed shares of Darwin preferred stock automatically converted to shares of Darwin common stock. Upon completion of the offering, we received $86.3 million of cash proceeds, and we continue to own 54.9 percent of the total outstanding shares of common stock of Darwin (with no preferred stock outstanding).

On May 26, 2006, Alleghany Properties completed the sale of 59 acres of real property consisting of unimproved land located in Rocklin County, California for $29.3 million, resulting in an estimated net pre-tax gain to us of $23.1 million.

CAPITALIZATION

The following table sets forth our cash and investments and our capitalization as of March 31, 2006 on an actual basis and as adjusted to reflect the issuance of the Preferred Stock being offered hereby assuming net proceeds of approximately $290.4 million and based on a public offering price of $264.60 per share of Preferred Stock, after deducting assumed underwriting discounts and commissions and expenses payable by us and assuming the exercise in full of the underwriters’ overallotment option. This presentation should be read in conjunction with our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which is incorporated herein by reference.

	As of March 31, 2006
		Adjustment for
		the Preferred
		Stock Offered	Pro
	Actual	Hereby	Forma
	($ in thousands)

Cash and investments	$3,302,573	$290,441	$3,593,014
Subsidiaries’ debt	80,000	—	80,000
Stockholders’ equity
Mandatory convertible preferred stock	—	299,527	299,527
Common stock (shares authorized: 2006 and 2005 — 22,000,000; issued and outstanding 2006 — 8,081,095; 2005 — 8,062,977)	7,925	—	7,925
Contributed capital	613,444	(9,086)	604,358
Accumulated other comprehensive income (including unearned compensation)	284,407	—	284,407
Treasury stock, at cost (2006 — 138,495 shares; 2005 — none)	(39,186)	—	(39,186)
Retained earnings	1,074,067	—	1,074,067

Total stockholders’ equity	1,940,657	290,441	2,231,098

Total capitalization(1)	$2,020,657	$290,441	$2,311,098

Book value per share of common stock	$244.33		$243.19	(2)

(1)	Total capitalization is comprised of stockholders’ equity and total debt.

(2)	Represents total stockholders’ equity less mandatory convertible preferred stock, divided by shares of common stock outstanding as of March 31, 2006.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain selected financial data of the Company as of and for the three months ended March 31, 2006 and 2005 and as of and for each of the five years ended December 31, 2005. The data for the Company as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 were derived from the Company’s unaudited consolidated financial statements. The data for the Company as of and for each of the five years ended December 31, 2005 were derived from the Company’s audited consolidated financial statements. You should read the selected financial data in conjunction with the Company’s unaudited consolidated financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, which is incorporated herein by reference, as well as the Company’s audited consolidated financial statements as of and for each of the five years ended December 31, 2005 and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005, which is also incorporated herein by reference.

The consolidated financial statements as of and for the three months ended March 31, 2006 and 2005 are unaudited and include adjustments management considers necessary for a fair presentation under GAAP. The results of operations for any interim period are not necessarily indicative of results for the full year.

Alleghany Corporation and Subsidiaries(1)

	Three Months
	Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001(2)
	(In thousands, except for share and per share amounts)

Operating Data
Revenues from continuing operations	$268,815	$278,380	$1,095,956	$955,575	$638,686	$430,552	$68,532
Earnings from continuing operations	$59,206	$61,223	$45,977	$102,698	$152,866	$41,237	$7,872
Earnings (loss) from discontinued operations	$—	$(352)	$6,357	$14,998	$9,512	$13,576	$216,358

Net earnings	$59,206	$60,871	$52,334	$117,696	$162,378	$54,813	$224,230

Basic earnings (losses) per share of common stock(3)
Continuing operations	$7.37	$7.63	$5.72	$12.87	$19.33	$5.22	$.99
Discontinued operations	$—	$(.04)	$0.79	$1.88	$1.20	$1.72	$27.11

Net earnings	$7.37	$7.59	$6.51	$14.75	$20.53	$6.94	$28.10

Average number of shares of common stock(3)	8,032,883	8,022,502	8,043,732	7,977,591	7,906,663	7,903,938	7,979,257
Balance Sheet
Total assets	$5,882,212	$4,584,151	$5,913,731	$4,420,417	$3,518,498	$2,216,035	$1,953,916
Debt	$80,000	$80,000	$80,000	$80,000	$88,000	$96,000	$104,000
Common stockholders’ equity	$1,940,657	$1,827,788	$1,868,327	$1,773,416	$1,573,579	$1,386,851	$1,400,077
Common stockholders’ equity per share of common stock(3)	$244.33	$227.25	$231.72	$222.06	$197.86	$176.38	$175.98

(1)	We sold Alleghany Asset Management, Inc. in February 2001 and Alleghany Underwriting Holdings Ltd. in November 2001, and as a result, both of these businesses have been classified as discontinued operations for the year ended 2001. AIHL purchased CATA and Platte River Insurance Company in January 2002. In March 2003, AIHL established Darwin and acquired RSUI in July 2003. On July 1, 2003, AIHL completed the acquisition of Resurgens Specialty which became a subsidiary of RSUI. In connection with the acquisition of Resurgens Specialty, on June 30, 2003, RSUI acquired RSUI Indemnity Company. On September 2, 2003, RSUI Indemnity Company purchased Landmark Insurance Company. In 2004, AIHL acquired Darwin National Assurance Company and in 2005, Darwin National Assurance Company acquired Darwin Select Insurance Company. We sold Heads & Threads International LLC in December 2004. Heads & Threads International LLC has been classified as discontinued operations for the four years ended 2004. We sold World Minerals, Inc. on July 14, 2005. World Minerals, Inc. has been classified as discontinued operations for the five years presented.

(2)	In 2004, we restated the operating results in this table for 2001 to correctly classify the net gain on sale of subsidiaries as part of discontinued operations. The 2001 financial statements we included in our 2003 Annual Report to Stockholders incorrectly classified the net gain on sale of subsidiaries as part of revenues from continuing operations. Previously, we reported revenues from continuing operations of $958,851, earnings from continuing operations of $430,563 and losses from discontinued operations of $206,333. The error in classification of the net gain on sale of subsidiaries in 2001 had no impact on net earnings or any balance sheet item.

(3)	Amounts have been adjusted for subsequent common stock dividends through February 2006.

Net Earnings Contributions Per Share(1)

			Total from
Years Ended		Corporate	Continuing	Discontinued
December 31	AIHL	Activities	Operations	Operations(2)	Total

2005
Operations	$(5.03)	$(1.25)	$(6.28)	$0.79	$(5.49)
Security gains	2.56	9.44	12.00	—	12.00

Total	$(2.47)	$8.19	$5.72	$0.79	$6.51

2004
Operations	$7.37	$(1.58)	$5.79	$1.88	$7.67
Security gains	6.88	.20	7.08	—	7.08

Total	$14.25	$(1.38)	$12.87	$1.88	$14.75

2003
Operations	$7.09	$(0.24)	$6.85	$1.20	$8.05
Security gains	4.52	7.97	12.48	—	12.48

Total	$11.60	$7.73	$19.33	$1.20	$20.53

(1)	Basic earnings per share amounts have been adjusted for subsequent common stock dividends though February 2006.

(2)	Discontinued operations consist of the operations of World Minerals, Inc. prior to its disposition in July 2005 and Heads & Threads International LLC prior to its disposition in December 2004.

THE OFFERING

Issuer	Alleghany Corporation

Securities Offered	985,000 shares of our 5.75% mandatory convertible preferred stock (plus up to an additional 147,000 shares of 5.75% mandatory convertible preferred stock that may be issuable upon exercise in full of the underwriters’ overallotment option).

Initial Offering Price	$264.60 for each share of Preferred Stock.

Dividends	The dividend payable on each share of Preferred Stock will be $15.2144 per year. Dividends will accrue and cumulate from the date of issuance, and, to the extent we are legally permitted to pay dividends and our board of directors, or an authorized committee of our board of directors, declares a dividend payable, we will pay dividends in cash on each dividend payment date. The first quarterly dividend payment will be payable on September 15, 2006 in the amount of $3.4655 per share of Preferred Stock, which reflects the time from the date of issuance through September 14, 2006. The dividend payable on each subsequent quarterly dividend payment date will be $3.8036 per share of Preferred Stock.

Dividend Payment Dates	March 15, June 15, September 15 and December 15 of each year (or the following business day if such day is not a business day) prior to the Mandatory Conversion Date (as defined below), and on the Mandatory Conversion Date.

Record Dates	The record dates for the payment of dividends on our Preferred Stock will be the first day (or the following business day if such day is not a business day) of the calendar month in which the applicable dividend payment date falls.

Redemption	Our Preferred Stock will not be redeemable.

Mandatory Conversion Date	June 15, 2009, which we call the “Mandatory Conversion Date.”

Mandatory Conversion	On the Mandatory Conversion Date, each share of Preferred Stock will automatically convert into a number of shares of our Common Stock calculated based upon the conversion rate as described below.

Holders of our Preferred Stock on the Mandatory Conversion Date will have the right to receive the cash dividend due on such date (including any accrued, cumulated and unpaid dividends on our Preferred Stock as of the Mandatory Conversion Date) to the extent we have sufficient lawful funds to pay such dividends at such time. To the extent that any accrued, cumulated and unpaid dividends are not paid upon mandatory conversion because we lack sufficient lawful funds to make such payment, holders of Preferred Stock will receive, upon such conversion, additional shares of Common Stock per share of Preferred Stock equal to the value of such accrued, cumulated and unpaid dividends not paid in cash.

Conversion Rate	The conversion rate on the Mandatory Conversion Date for each share of Preferred Stock will be not more than one share of Common Stock and not less than 0.8475 shares Common Stock, depending on the applicable market value of our Common Stock, as described below.

The “applicable market value” of our Common Stock means the arithmetic average of the daily volume-weighted average price per share of Common Stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the applicable conversion date. It will be calculated as described under “Description of the Mandatory Convertible Preferred Stock — Mandatory Conversion.”

The following table illustrates the conversion rate per share of Preferred Stock.

Applicable Market Value
on Conversion Date	Conversion Rate

less than or equal to $264.60	1
between $264.60 and $312.23	1 to 0.8475
equal to or greater than $312.23	0.8475

The conversion rate is subject to certain adjustments, as described under “Description of the Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Early Conversion at the Option of the Holder	At any time prior to the Mandatory Conversion Date, each holder of our Preferred Stock may elect to convert each of their shares of Preferred Stock at the conversion rate of 0.8475 shares of Common Stock for each share of Preferred Stock. This conversion rate is subject to certain adjustments as described under “Description of the Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.” Upon any such conversion, holders of our Preferred Stock generally will be entitled to payment for accrued, cumulated and unpaid dividends, but not for any dividends payable in the future.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount	If we are the subject of specified cash acquisitions on or prior to June 15, 2009, under certain circumstances, we will (1) permit conversion of our Preferred Stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date at a specified conversion rate determined by reference to the price per share of our Common Stock paid in such cash acquisition and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our Preferred Stock that are converted plus the present value of all remaining dividend payments on such shares through and including June 15, 2009, as described under “Description of the Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” The applicable conversion rate will be determined based on the date such transaction becomes effective and the price paid per share of our Common Stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of providing for conversion and paying the dividend amount, we may elect to adjust our conversion obligation such that upon conversion of the Preferred Stock, we will deliver acquirer common stock as described under “Description of the Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

Anti-dilution Adjustments	The conversion rate and the number of shares of Common Stock to be delivered upon conversion may be adjusted in the event of, among other things, cash or share dividends or subdivisions, splits and combinations of our Common Stock. See “Description of the Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.”

Liquidation Preference	$264.60 per share of Preferred Stock, plus an amount equal to the sum of all accrued, cumulated and unpaid dividends.

Voting Rights	Generally, holders of our Preferred Stock will not be entitled to any voting rights, except as required by Delaware law and as described under “Description of the Mandatory Convertible Preferred Stock — Voting Rights.”

For purposes of any vote by the holders of the Preferred Stock voting as a separate class, each holder of Preferred Stock will have one vote for each share of Preferred Stock held. In any case, where the holders of our Preferred Stock are entitled to vote as a class with holders of any class or series of Voting Parity Securities, each class or series shall have the number of votes proportionate to the aggregate liquidation preference of its outstanding shares.

Ranking	Our Preferred Stock will rank as to payment of dividends and distributions of assets upon our dissolution, liquidation or winding-up:

• junior to any class or series of our capital stock the terms of which provide that such class or series will rank senior to our Preferred Stock;

• junior to all of our existing and future indebtedness;

• senior to our Common Stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to our Preferred Stock; and

• on a parity with any other class or series of our capital stock (the “Parity Securities”);

in each case, whether now outstanding or to be issued in the future.

Currently, we have no preferred stock outstanding.

Use of Proceeds	The net proceeds to us from the Preferred Stock Offering (assuming the exercise in full of the underwriters’ overallotment option) will be approximately $290.4 million (based on a public offering price of $264.60 per share of Preferred Stock, and after deducting underwriting discounts and commissions and expenses payable by us). We expect to use the net proceeds from the Preferred Stock Offering to make contributions to the capital and surplus of our insurance operating units, including contributions to support RSUI’s commercial property operations, and for general corporate purposes. See “Use of Proceeds.”

Trading	Prior to this Preferred Stock Offering, there has been no public market for our Preferred Stock. Our Common Stock is traded on the NYSE under the symbol “Y.”

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectuses for a discussion of factors you should carefully consider before deciding to invest in our Preferred Stock.

Certain U.S. Federal Income Tax Considerations	For a discussion of the U.S. federal income tax treatment of the conversion as well as the purchase, ownership and disposition of our Preferred Stock, see “Certain U.S. Federal Income Tax Considerations” in this prospectus supplement.

ERISA Considerations	See “ERISA Considerations” herein regarding the eligibility of the Preferred Stock for acquisition by employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and plans subject to any provisions under any federal, state, local, non-U.S. or other laws or regulations substantively similar to the foregoing provisions of ERISA or the Code.

RISK FACTORS

An investment in our Preferred Stock is subject to significant risks inherent in our business. Before purchasing our Preferred Stock, you should carefully consider the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference, the risks and uncertainties described below and the other information included in this prospectus supplement and the accompanying prospectus. If any of the events described occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our Preferred Stock and our Common Stock to decline, perhaps significantly.

This prospectus supplement and accompanying prospectus also contain forward-looking statements about our business and results of operations that could be impacted by various risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks and uncertainties described below and elsewhere in this prospectus supplement and accompanying prospectus. See “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and in the accompanying prospectus.

We face risks from our property and casualty and surety and fidelity insurance businesses and our investments in debt and equity securities. Some of what we believe are our more significant risks are discussed below; however, they are not the only risks that we face. Our businesses may also be adversely affected by risks and uncertainties not currently known to us or that we currently deem immaterial.

The reserves for losses and loss adjustment expenses of our insurance operating units are estimates and may not be adequate, which would require them to establish additional reserves.

Gross reserves for losses and loss adjustment expenses (“LAE”) reported on our balance sheet as of March 31, 2006 were approximately $2.5 billion. These loss and LAE reserves reflect our best estimates of the cost of settling all claims and related expenses with respect to insured events that have occurred. Reserves do not represent an exact calculation of liability, but rather an estimate of what management expects the ultimate settlement and claims administration will cost for claims that have occurred, whether known or unknown. The major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These reserve estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances currently known and expected future trends in claims severity and frequency, inflation, judicial theories of liability, reinsurance coverage, legislative changes and other factors.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made and settlement is reached. In periods with increased economic volatility, it becomes more difficult to accurately predict claim costs. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which the adjustments are made. Because setting reserves is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events. Should our insurance operating units need to increase their reserves, our pre-tax income for the period would decrease by a corresponding amount. Although current reserves reflect our best estimate of the costs of settling claims, we cannot assure you that our reserve estimates will not need to be increased in the future.

Because our insurance operating units are property and casualty insurers, we face losses from natural and human-made catastrophes.

Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. For example, pre-tax catastrophe losses, net of reinsurance and reinsurance reinstatement premiums, at our insurance operating units were $304.6 million in 2005, $153.3 million in 2004 and $18.7 million in 2003. RSUI’s 2005 results were impacted by $287.3 million of pre-tax losses from the 2005 hurricanes, net of reinsurance recoverables and reinsurance reinstatement premiums of $26.2 million. Several states (or underwriting organizations of which our insurance operating units are required to be members) may increase their mandatory assessments as result of these recent catastrophes and other events, and we may not be able to fully recoup these increased costs.

Catastrophes can be caused by various events, including hurricanes, other windstorms, earthquakes and floods, as well as terrorist activities. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, other windstorms, earthquakes and floods may produce significant damage in areas that are heavily populated. The geographic distribution of AIHL’s insurance operating units subjects them to catastrophe exposure in the United States principally from hurricanes in the Gulf coast regions, Florida, the Mid-Atlantic, and Northeast, from other windstorms in the Midwest and Southern regions, and earthquakes in California, the Pacific Northwest region and along the New Madrid fault line in the Midwest region. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from severe storms. It is therefore possible that a catastrophic event or multiple catastrophic events could produce significant losses and have a material adverse effect on our financial condition and results of operations.

With respect to terrorism, to the extent that reinsurers have excluded coverage for terrorist acts or have priced this coverage at rates that are not practical, our insurance operating units, particularly RSUI, do not have reinsurance protection and are exposed to potential losses as a result of any terrorist acts. To the extent an act of terrorism is certified by the U.S. Secretary of Treasury, we may be covered under the Terrorism Risk Insurance Act of 2002, as extended and amended by the Terrorism Risk Insurance Extension Act of 2005 (which we collectively refer to as the “Terrorism Act”); however, the Terrorism Act provides for annual reductions in coverage with the termination of federal government participation in the terrorism insurance market on December 31, 2007. Information regarding the Terrorism Act and its impact on our insurance operating units can be found on pages S-28 and S-29 of this prospectus supplement.

RSUI attempts to manage its exposure to catastrophe risk partially through the use of catastrophe modeling software. The failure of this software to accurately gauge and/or price the catastrophe-exposed risks RSUI writes could have a material adverse effect on our financial condition and results of operations.

As part of its approach to managing catastrophe risk, RSUI has historically used a number of tools, including third party catastrophe modeling software, to help model potential losses. RSUI has used modeled loss scenarios to set its level of risk retention and help structure its reinsurance programs. Modeled loss estimates, however, have not accurately predicted RSUI’s ultimate losses with respect to recent hurricane activity. In the case of Hurricane Katrina, the modeled estimates significantly underestimated RSUI’s current estimate of ultimate losses due to a number of factors, the most significant of which was higher than expected damage to inland located risks. Accordingly, in an effort to better manage its accumulations of risk such that its loss exposure conforms to its established risk tolerances and fits within its reinsurance programs, RSUI reviewed its catastrophe exposure management approach, resulting in the implementation of new modeling tools and a revision of its underwriting guidelines and procedures. However, these efforts may not be successful in sufficiently mitigating risk exposures and losses resulting from future catastrophes.

If market conditions cause reinsurance to be more costly or unavailable, our insurance operating units may be required to bear increased risks or reduce the level of their underwriting commitments.

As part of our overall risk and capacity management strategy, our insurance operating units purchase reinsurance for certain amounts of risk underwritten by them, especially catastrophe risks. The reinsurance facilities of our insurance operating units are generally subject to annual renewal. Market conditions beyond their control determine the availability and cost of the reinsurance protection they purchase, which may affect the level of their businesses and profitability. If our insurance operating units are unable to renew their expiring facilities or to obtain new reinsurance facilities, either their net exposures would increase, which could increase the volatility of their results or, if they are unwilling to bear an increase in net exposures, they would have to reduce the level of their underwriting commitments, especially catastrophe exposed risks, which may reduce their revenues and net income.

RSUI’s catastrophe and per risk reinsurance treaties expired on April 30, 2006. Recent catastrophes and other events have limited the availability of, and have increased the cost of, reinsurance coverage for catastrophe exposed property risks. As of June 1, 2006, RSUI had placed approximately half of its current catastrophe reinsurance program ($425.0 million of net losses (compared with $360.0 million under the expired program) in excess of a $75.0 million net retention (compared with a net retention of $40.0 million under the expired program)); thus RSUI will be co-participating for half of all losses in excess of its $75.0 million net retention with respect to non-earthquake catastrophe losses (compared with 5 percent of losses under the expired program). We currently intend to provide capital support to RSUI in respect of this coverage shortfall, which may be provided through a wholly-owned Vermont captive reinsurance company that we are in the process of forming, or in some other manner. Regardless of the manner through which such support is provided, our consolidated group retains the overall exposure.

In accordance with industry practice, catastrophe reinsurance contracts generally provide coverage for only two catastrophic events during a single coverage period, which is typically one year, and only for the second event if the insured pays a reinsurance reinstatement premium to restore coverage after the first event. If our insurance operating units use their catastrophic reinsurance contracts for two catastrophic events during a single coverage period, they will not have any reinsurance coverage available for losses incurred as a result of additional catastrophic events during that coverage period.

We cannot guarantee that the reinsurers used by our insurance operating units will pay in a timely fashion, if at all, and, as a result, we could experience losses.

Our insurance operating units purchase reinsurance by transferring, or ceding, part of the risk that they have underwritten to a reinsurance company in exchange for part of the premium received by our insurance operating units in connection with that risk. Although reinsurance makes the reinsurer liable to our insurance operating units to the extent the risk is transferred or ceded to the reinsurer, it does not relieve our insurance operating units of their liability to their policyholders. Reinsurers may not pay the reinsurance recoverables that they owe to our insurance operating units or they may not pay these recoverables on a timely basis. This risk may increase significantly if these reinsurers experience financial difficulties as a result of natural catastrophes and other events. Underwriting results and investment returns of some of the reinsurers used by our insurance operating units may affect their future ability to pay claims. Accordingly, we bear credit risk with respect to our insurance operating units’ reinsurers, and if they fail to pay, our financial results would be adversely affected. As of March 31, 2006, the amount due from reinsurers reported on our balance sheet was $1.5 billion, with $1.4 billion attributable to RSUI’s reinsurers.

If RSUI’s Hurricane Katrina losses are greater than currently estimated, RSUI will not have reinsurance coverage for such losses.

Based on RSUI’s current estimate of losses related to Hurricane Katrina, RSUI has exhausted its catastrophe reinsurance protection with respect to this event, meaning that it has no further catastrophe reinsurance coverage available should its Hurricane Katrina losses prove to be greater than currently estimated.

Our insurance operating units are rated by A.M. Best Company, Inc. and a decline in these ratings could affect the standing of our insurance operating units in the insurance industry and cause their premium volume and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Some of our insurance operating units are rated by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry (“A.M. Best”). A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. These ratings are subject to periodic review, and we cannot assure you that any of our insurance operating units will be able to retain those ratings. If the ratings of our insurance operating units are reduced from their current levels by A.M. Best, their competitive positions in the insurance industry could suffer and it would be more difficult for them to market their products. A significant downgrade could result in a substantial loss of business as policyholders move to other companies with higher claims-paying and financial strength ratings.

The property and casualty insurance business is cyclical in nature, which may affect our financial performance.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the excess and surplus market in which RSUI and Darwin primarily compete, than in the admitted insurance market. When the admitted insurance market hardens, the excess and surplus market hardens, and growth in the excess and surplus market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the excess and surplus market may return to the admitted insurance market, exacerbating the effects of rate decreases. Since cyclicality is due in large part to the actions of our insurance operating units’ competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns cause our revenues and net income to fluctuate.

A significant amount of our assets is invested in debt securities and is subject to market fluctuations.

Our investment portfolio consists substantially of debt securities. As of March 31, 2006, our investment in debt securities was approximately $1.8 billion, or 55.7 percent of our total investment portfolio. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair market value of debt securities generally decreases as interest rates rise but investment income earned from future investments in debt securities will be higher. Conversely, if interest rates decline, investment income earned from future investments in debt securities will be lower but their fair market value will generally rise. In addition, some debt securities, such as mortgage-backed and other asset-backed securities, carry prepayment risk, or the risk that principal will be returned more rapidly or slowly than expected, as a result of interest rate fluctuations. Based upon the composition and duration of our investment portfolio at March 31, 2006, a 100 basis point increase in interest rates would result in a decrease in the fair value of our investments of approximately $77.8 million.

The value of our investments in debt securities, and particularly investments in debt securities that are non-rated or rated below Baa/BBB, is subject to impairment as a result of deterioration in the credit-worthiness of the issuer. Although we attempt to manage this risk by diversifying our portfolio and emphasizing preservation of principal, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities.

We invest some of our assets in equity securities, which may decline in value.

We invest a portion of our investment portfolio in equity securities which are subject to fluctuations in market value. As of March 31, 2006, our investments in equity securities were approximately $629.4 million, or 19.2 percent of our investment portfolio. We hold our equity securities as available for sale, and any changes in the fair value in these securities, net of tax, would be reflected in our accumulated other comprehensive income as a component of stockholders’ equity.

As of March 31, 2006, our equity portfolio had investment concentrations in the common stock of Burlington Northern and in certain energy sector businesses. As of March 31, 2006, our Burlington Northern common stock holdings had a fair market value of $500.0 million, which represented 61.7 percent of our equity portfolio, and our energy sector equity holdings had an aggregate fair market value of $226.0 million, which represented 27.9 percent of our equity portfolio. (As of June 12, 2006, our Burlington Northern common stock holdings had a fair market value of $427.5 million.) These investment concentrations may lead to higher levels of short-term price volatility and variability in the level of unrealized investment gains or losses.

Purchasers of Preferred Stock may incur dilution.

Persons purchasing our Preferred Stock who convert their Preferred Stock into Common Stock may incur immediate net tangible book value dilution. In addition, the terms of our Preferred Stock do not restrict our ability to offer a new series of preferred stock that is on parity with the Preferred Stock in the future or to engage in other transactions that could dilute our Preferred Stock.

A holder of our Preferred Stock assumes the risk of a decline in the market value of our Common Stock.

The market value of our Common Stock on June 15, 2009 may be less than our current Common Stock price, which, as of June 19, 2006, was $264.60 per share. If the market value of our Common Stock on June 15, 2009 is less than $264.60 per share, then holders of the Preferred Stock will receive Common Stock on June 15, 2009 with a per share market value that is less than the $264.60 initial public offering price per share of our Preferred Stock. Accordingly, a holder of Preferred Stock assumes the entire risk that the market value of our Common Stock may decline. Any decline in the market value of our Common Stock may be substantial.

Our issuance of additional series of preferred stock could adversely affect holders of our Common Stock and our Preferred Stock.

Our board of directors is authorized to issue additional series of preferred stock that are on a parity with or junior to our Preferred Stock without requiring any action or consent on the part of our shareholders, including holders of our Preferred Stock. Our board of directors also has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over Common Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that have preference over our Common Stock or Preferred Stock with respect to the payment of dividends or upon our liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of our Common Stock or Preferred Stock, the rights of holders of our Common Stock or Preferred Stock or the market price of our Common Stock or Preferred Stock could be adversely affected.

The opportunity for equity appreciation provided by an investment in the Preferred Stock is less than that provided by a direct investment in our Common Stock.

The number of shares of Common Stock that are issuable upon conversion on the Mandatory Conversion Date of a share of Preferred Stock will decrease as the applicable market value per share of our Common Stock increases to $312.23. Therefore, the opportunity for equity appreciation provided by an investment in our Preferred Stock is less than that provided by a direct investment in our Common Stock. The market value per share of our Common Stock on the Mandatory Conversion Date must exceed the threshold appreciation price of $312.23 before a holder of our Preferred Stock will realize any equity appreciation.

Our Preferred Stock has never been publicly traded and may never be publicly traded.

Prior to this Preferred Stock Offering, there has been no public market for our Preferred Stock. We do not currently intend to apply for listing of our Preferred Stock on any national securities exchange or for quotation of our Preferred Stock on any automated dealer quotation system. An active trading market for our Preferred Stock may not develop or be sustained after this Preferred Stock Offering. Although the underwriters have advised us that they intend to facilitate secondary market trading by making a market in our Preferred Stock, they are not obligated to make a market in our Preferred Stock and may discontinue market making activities at any time.

The market price of our Preferred Stock will be directly affected by the market price of our Common Stock, which may be volatile, and other factors.

To the extent there is a secondary market for our Preferred Stock, we believe that the market price of our Preferred Stock will be significantly affected by the market price of our Common Stock. We cannot predict how our Common Stock will trade. This may result in greater volatility in the market price of the

Preferred Stock than would be expected for nonconvertible preferred stock. From January 1, 2004 through June 19, 2006, the reported high and low sales prices for our Common Stock ranged from a low of $207.07 per share to a high of $315.20 per share.

Our Preferred Stock provides limited conversion rate adjustments.

The number of shares of Common Stock that you are entitled to receive on the Mandatory Conversion Date, or as a result of early conversion of Preferred Stock, is subject to adjustment for certain events, including stock splits and combinations, cash and stock dividends on our stock and certain other actions that modify our capital stock structure. See “Description of the Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.” We will not adjust the conversion rate for other events, including offerings of our Common Stock or preferred stock for cash or in connection with acquisitions or employee benefit plans. As a result, an event that adversely affects the value of our Preferred Stock, but does not result in an adjustment to the conversion rate, may occur. Further, we are not restricted from issuing additional Common Stock or securities convertible into Common Stock during the term of the Preferred Stock and, except as required by law, have no obligation to consider your interests for any reason. If we issue additional Common Stock, it may materially and adversely affect the price of our Common Stock and, because of the relationship of the number of shares of Common Stock to be received on the Mandatory Conversion Date to the price of our Common Stock, such events may adversely effect the trading price of our Preferred Stock.

Holders of our Preferred Stock will have limited voting rights.

Holders of our Preferred Stock will have no voting rights with respect to most matters that generally require the approval of voting shareholders. Holders of our Preferred Stock will have limited voting rights, under certain circumstances, in the event that dividends are not paid on such stock or certain actions that would vary the rights of our Preferred Stock are to be taken or as otherwise required by applicable state law. Our Preferred Stock places no restrictions on our business or operations, on our ability to incur indebtedness or issue securities that rank pari passu with our Preferred Stock, or engage in any transactions which may adversely affect the holders of our Preferred Stock, subject only to the limited voting rights referred to above. See “Description of the Mandatory Convertible Preferred Stock — Voting Rights.”

You may be required to recognize income upon an adjustment of the conversion rate.

In general, any adjustment to the conversion rate that increases the interest of the holders who hold Preferred Stock in our assets or earnings and profits will result in a constructive dividend distribution to such holders, and such holders will be subject to tax on this constructive dividend distribution to the extent of our earnings and profits even though no money will have actually been distributed. An exception to this rule provides that changes in the conversion rate made solely to avoid dilution of the interests of holders who hold Preferred Stock will not result in a constructive dividend, but this exception specifically does not cover conversion rate adjustments that are made to compensate the holders of our Preferred Stock for taxable cash or property distributions to other shareholders. As a result, some of the possible circumstances that could result in an adjustment to the conversion rate with respect to our Preferred Stock are not covered by this exception. For example, an increase in the conversion rate in the event of distributions of cash, indebtedness or assets by us will generally result in deemed dividend treatment to holders of our Preferred Stock to the extent of our applicable earnings and profits.

The conversion rate and payment the holder of shares of our Preferred Stock may receive in respect of shares of our Preferred Stock converted in connection with certain cash acquisitions of us may not adequately compensate the holder for the lost option time value of such holder’s Preferred Stock as a result of such change.

If certain cash acquisitions of us occur on or prior to June 15, 2009, under certain circumstances, we will (1) permit conversion of our Preferred Stock during the period beginning on the date that is 15 days prior to the anticipated effective date of the applicable cash acquisition and ending on the date that is 15 days after the actual effective date and (2) pay converting holders an amount equal to the sum of any accumulated and unpaid dividends on shares of our Preferred Stock that are converted plus the present value of all remaining dividend payments on such shares through and including June 15, 2009, as described under “Description of the Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” The applicable conversion rate will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction as described under “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” While the conversion rate adjustment and the additional payment amount are designed to compensate the holder for the lost option time value of such holder’s Preferred Stock and lost dividends resulting from such holder’s decision to convert early as a result of such transaction, the amount of the make-whole premium is only an approximation of such lost value and may not adequately compensate the holder for such loss.

The shares of our Preferred Stock are equity and are subordinate to our existing and future indebtedness.

The shares of our Preferred Stock are equity interests and do not constitute indebtedness. As such, our Preferred Stock will rank junior to all of our existing and future indebtedness and other non-equity claims against us with respect to assets available to satisfy such claims, including in a liquidation. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred securities like our Preferred Stock, dividends are payable only if and as declared by our board of directors, and only to the extent funds are legally available therefor.

Our Preferred Stock will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding-up of our assets.

In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on our Preferred Stock only after all of our liabilities have been paid. In addition, our Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries, including the reinsurance obligations of our subsidiaries. The rights of holders of our Preferred Stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. As of March 31, 2006, we had total consolidated liabilities of $3.9 billion. In the event of bankruptcy, liquidation or winding-up due to losses incurred by us or otherwise, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Preferred Stock then issued and outstanding.

USE OF PROCEEDS

The net proceeds to us from the Preferred Stock Offering (assuming the exercise in full of the underwriters’ overallotment option) will be approximately $290.4 million (based on a public offering price of $264.60 per share of Preferred Stock, and after deducting underwriting discounts and commissions and expenses payable by us). We expect to use the net proceeds from the Preferred Stock Offering to make contributions to the capital and surplus of our insurance operating units, including contributions to benefit RSUI’s commercial property operations, and for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our Common Stock is listed on the NYSE under the symbol “Y.” The following table shows the high and low per share sale prices of our Common Stock, as reported on the NYSE for the periods indicated (and as adjusted for stock dividends):

	High	Low

2004
First Quarter	$240.05	$207.07
Second Quarter	$281.14	$237.22
Third Quarter	$289.09	$241.26
Fourth Quarter	$280.57	$257.60
2005
First Quarter	$280.00	$254.24
Second Quarter	$297.06	$261.76
Third Quarter	$303.91	$276.96
Fourth Quarter	$315.20	$272.59
2006
First Quarter	$293.43	$273.53
Second Quarter (through June 19, 2006)	$293.87	$264.00

On June 19, 2006, the last reported sale price of our Common Stock on the NYSE was $264.60. As of May 31, 2006, there were approximately 1,204 holders of record of our Common Stock.

DIVIDEND POLICY ON COMMON STOCK

In 2006, 2005 and 2004, our board of directors declared, as our dividend on our Common Stock for that year, a stock dividend consisting of one share of our common stock for every fifty shares outstanding. Payments of dividends (other than stock dividends) by us to our stockholders are limited by the terms of our revolving credit agreement, which provides that we can pay dividends up to the sum of cumulative net earnings after December 31, 2003, proceeds from the issuance of stock after December 31, 2003, and $50.0 million, provided that we maintain certain financial ratios as defined in the agreement. At December 31, 2005, the agreement permitted the payment of cash dividends aggregating approximately $223.8 million.

The declaration and payment of dividends is at the discretion of the board of directors. Accordingly, there is no assurance that dividends will be declared or paid in the future.

AIHL’s insurance operating units are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent companies without prior approval of insurance regulatory authorities. In 2005, a maximum amount of $73.9 million, $20.1 million and $11.5 million was available without prior approval of the New Hampshire, Wisconsin and Oklahoma insurance departments, respectively. In 2005, no dividends were available to be paid without regulatory authority approval in Delaware, Nebraska and Arkansas.

Unless all accrued, cumulated and unpaid dividends on our Preferred Stock for all past quarterly dividend periods shall have been paid in full, or shall have been declared and a sum sufficient for the payment thereof set aside, we are not permitted to declare or pay any dividend or make any distribution of assets on our Common Stock, other than dividends or distributions in Common Stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution.

BUSINESS

General

We were incorporated in 1984 under the laws of the State of Delaware. In December 1986, we succeeded to the business of our parent company, Alleghany Corporation, a Maryland corporation incorporated in 1929, upon its liquidation. AIHL is the holding company for our insurance operations. Within the AIHL group, there are three insurance businesses, each of which underwrites specialty insurance coverages. As of March 31, 2006, the insurance business represented $1.4 billion, or 70 percent, of our consolidated stockholders’ equity of $1.9 billion, determined on a GAAP basis. We also own and manage properties in the Sacramento, California region through our subsidiary Alleghany Properties, and conduct corporate investment and other activities at the parent level, including the holding of strategic equity investments which are available to support the internal growth of subsidiaries and for acquisitions of, and substantial investments in, operating companies.

We were engaged in the industrial minerals business through World Minerals, Inc. and its subsidiaries, (“World Minerals”) until July 14, 2005, when we sold that business to Imerys USA, Inc. We were also engaged, through our subsidiary Heads & Threads International LLC (“Heads & Threads”) in the steel fastener importing and distribution business until December 31, 2004 when Heads & Threads was merged with an acquisition vehicle formed by a private investor group led by Heads & Threads management and Capital Partners, Inc. As a result of our disposition of World Minerals and Heads & Threads, these businesses have been classified as discontinued operations in our consolidated financial statements, and we no longer have any foreign operations.

In 2005, we studied a number of potential acquisitions. We intend to continue to expand our operations through internal growth at our subsidiaries as well as through possible operating company acquisitions and investments. At June 1, 2006, we had 700 employees, with 685 at our subsidiaries and 15 at the parent level. Our principal executive offices are located in leased office space of approximately 14,200 square feet at 7 Times Square Tower, New York, NY 10036 and our telephone number is (212) 752-1356.

Our Corporate Goal

Our principal financial objective is to grow book value per share at double-digit rates without employing excessive amounts of financial leverage or taking undue amounts of operating risk. We seek to create shareholder value through the ownership and management of a small group of operating businesses and investments, anchored by our core competency in property and casualty insurance.

Property and Casualty Insurance Businesses

AIHL is our holding company for our property and casualty insurance operations, which are conducted through RSUI, headquartered in Atlanta, Georgia, CATA, headquartered in Middleton, Wisconsin, and Darwin, headquartered in Farmington, Connecticut. In addition, surety and fidelity operations are conducted through CATA.

In general, property insurance protects an insured against financial loss arising out of loss of property or its use caused by an insured peril. Casualty insurance protects the insured against financial loss arising out of the insured’s obligation to others for loss or damage to persons or property. In 2005, property insurance accounted for approximately 42.4 percent and casualty insurance accounted for approximately 55.0 percent of AIHL’s gross premiums written. Surety bonds, both commercial and contract, are three-party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfillment of some obligation on the part of the principal to the owner/obligee. Fidelity bonds cover losses arising from employee dishonesty. In 2005, surety bonds accounted for approximately 2.4 percent and fidelity bonds 0.2 percent of AIHL’s gross premiums written.

RSUI

General.  RSUI, which includes the operations of its operating subsidiaries RSUI Indemnity Company (“RIC”) and Landmark American Insurance Company (“Landmark”) underwrites specialty insurance coverages in the property, umbrella/excess, general liability, directors and officers liability and professional liability lines of business. RSUI writes business on an admitted basis primarily through RIC in the 47 states and the District of Columbia where RIC is licensed and subject to form and rate regulations. RSUI writes business on an approved, non-admitted basis primarily through Landmark, which, as a non-admitted company, is not subject to state form and rate regulations and thus has more flexibility in its rates and coverages for specialized or hard-to-place risks. As of December 31, 2005, Landmark was approved to write business on a non-admitted basis in 49 states and on an admitted basis in Oklahoma. RSUI also owns Resurgens Specialty Underwriting, Inc. (“Resurgens Specialty”) a wholesale specialty underwriting agency.

RIC and Landmark entered into a quota share arrangement, effective as of September 1, 2003, whereby Landmark cedes 90 percent of all premiums and losses, net of third party reinsurance, to RIC. As of December 31, 2005, the statutory surplus of RIC was approximately $738.6 million and the statutory surplus of Landmark was $114.6 million. RIC is rated A (Excellent) by A.M. Best and Landmark is rated A (Excellent) on a reinsured basis by A.M. Best. RSUI leases approximately 115,000 square feet of office space in Atlanta, Georgia for its headquarters and approximately 34,000 square feet of office space in Sherman Oaks, California.

Distribution.  At December 31, 2005, RSUI conducted its insurance business through approximately 149 independent wholesale insurance brokers located throughout the United States and three managing general agents. RSUI’s wholesale brokers are appointed on an individual basis based on management’s appraisal of expertise and experience, and only specific locations of a wholesale broker’s operations may be appointed to distribute RSUI’s products. Producer agreements which stipulate premium collection, payment terms and commission arrangements are in place with each wholesale broker. No wholesale broker holds underwriting, claims or reinsurance authority, with the exception of underwriting authority arrangements with three wholesale brokers for small, specialized coverages. RSUI’s top five producing wholesale brokers accounted for approximately 50 percent of gross premiums written by RSUI in 2005. RSUI’s top two producing wholesale brokers, Swett & Crawford Group and CRC Insurance Services, accounted for approximately 30 percent of AIHL’s gross premiums written in 2005, with Swett & Crawford accounting for 16 percent and CRC accounting for 14 percent.

Underwriting.  RSUI’s underwriting philosophy is based on handling only product lines in which its underwriters have strong underwriting expertise. RSUI generally focuses on higher severity, lower frequency specialty risks that can be effectively “desk underwritten” without the need for inspection or engineering reviews. RSUI tracks underwriting results for each of its underwriters and believes that the underwriting systems and applications it has in place facilitate efficient underwriting and high productivity levels. Underwriting authority is delegated on a “top-down” basis ultimately to individual underwriters based on experience and expertise. This authority is in writing and addresses maximum limits, excluded classes and coverages and premium size referral. Referral to a product line manager is required for risks exceeding an underwriter’s authority.

CATA

General.  CATA, primarily through its operating subsidiaries Capitol Indemnity Corporation (“Capitol Indemnity”) and Capitol Specialty Insurance Corporation (“CSIC”) operates in 49 states and the District of Columbia, with a geographic concentration in the Midwestern and Plains states. Capitol Indemnity conducts its property and casualty insurance business on an admitted basis except in California where it operates as an approved, non-admitted insurer. Capitol Indemnity also writes surety and fidelity products such as commercial surety bonds, contract surety bonds and fidelity bonds on a national basis. Commercial surety bonds include all surety bonds other than contract surety bonds and cover obligations typically required by law or regulation, such as license and permit coverage. Capitol Indemnity offers contract surety bonds in the non-construction segment of the market which secure performance under supply, service and maintenance contracts and developer subdivision bonds. Fidelity bonds cover losses arising from employee dishonesty. CSIC conducts its business on an approved, non-admitted basis and writes primarily specialty lines of property and casualty insurance for certain types of businesses or activities, including barber and beauty shops, bowling alleys, contractors, restaurants and taverns. Platte River Insurance Company (“Platte River”) is licensed in 50 states and the District of Columbia and operates in conjunction with Capitol Indemnity by providing surety and fidelity products. Platte River also offers pricing flexibility in those jurisdictions where both Capitol Indemnity and Platte River are licensed. The property and casualty business of CATA accounted for approximately 77 percent of its gross premiums written in 2005, while the surety and fidelity business accounted for the remainder.

CATA continuously evaluates its lines of business and adjusts its product offerings as appropriate. In January 2005, CATA decided to exit the construction segment of the contract surety line of business upon completion of a strategic review and since then has not issued additional contract surety bonds in the construction segment, except to the extent required under applicable law or in certain other limited circumstances. CATA continues to manage the run-off from this business line and is obligated to pay losses incurred on the construction segment of the contract surety business written by CATA prior to exit.

As of December 31, 2005, the statutory surplus of Capitol Indemnity was approximately $171.9 million and the statutory surplus of Platte River was approximately $33.5 million. Capitol Indemnity and Platte River are rated A (Excellent) on a pooled basis by A.M. Best. CSIC, which is party to a quota share arrangement with its parent Capitol Indemnity, is rated A (Excellent) on a reinsured basis by A.M. Best. CATA leases approximately 55,000 square feet of office space in Middleton, Wisconsin for its and Platte River’s headquarters.

Distribution.  CATA conducts its insurance business through independent and general insurance agents located throughout the United States, with a concentration in the Midwestern and Plains states. At December 31, 2005, CATA had approximately 450 independent agents and 40 general agents licensed to write property and casualty and surety and fidelity coverages, as well as approximately 280 independent agents licensed only to write surety coverages. The general agents write very little surety and fidelity business and have full quoting and binding authority within the parameters of their agency contracts with respect to the property and casualty business that they write. Local agents have binding authority for certain business owner policy products, including workers compensation, and non-contract surety products. No agent of CATA had writings in excess of 10 percent of AIHL’s gross premiums written in 2005.

Underwriting.  CATA’s underwriting strategy emphasizes underwriting profitability. Key elements of this strategy are prudent risk selection, appropriate pricing and coverage customization. All accounts are reviewed on an individual basis to determine underwriting acceptability. CATA is a subscriber to the Insurance Service Organization (“ISO”) and Surety Association of America (“SAA”) insurance reference resources recognized by the insurance industry. Underwriting procedures, rates and contractual coverage obligations are based on procedures and data developed by the ISO for property and casualty lines and by the SAA for surety lines. Underwriting acceptability is determined by type of business, claims experience, length of time in business and business experience, age and condition of premises occupied and financial stability. Information is obtained from, among other sources, agent applications, financial reports and on-site loss control surveys. If an account does not meet predetermined acceptability parameters, coverage is declined. If an in-force policy becomes unprofitable due to extraordinary claims activity or inadequate premium levels, a non-renewal notice is issued in accordance with individual state statutes and rules.

Darwin

General.  Darwin is a specialty property and casualty insurance group focused on three broad professional liability market lines of business: directors and officers, errors and omissions and medical malpractice liability. Darwin was initially formed in March 2003 as an underwriting manager for CATA. On May 3, 2004, AIHL acquired U.S. AEGIS Energy Insurance Company, subsequently renamed Darwin National Assurance Company (“DNA”) an admitted insurance company domiciled in Delaware, from Aegis Holding Inc. On May 2, 2005, DNA purchased Ulico Indemnity Company, subsequently renamed Darwin Select

Insurance Company (“Darwin Select”) an excess and surplus lines insurance company domiciled in Arkansas, from Ulico Casualty Company. These acquisitions were intended to support future business underwritten by Darwin. As of December 31, 2005, DNA was licensed to write business in 47 states and the District of Columbia, and Darwin Select was licensed on an admitted basis to write business in its state of domicile and authorized to write business on a surplus lines basis in 40 additional states. At December 31, 2005, DNA’s statutory surplus was approximately $173.6 million.

As part of our effort to transition Darwin to a stand-alone insurance underwriting group, in November 2005 we contributed $135 million to Darwin, which in turn contributed this amount to DNA. This capital infusion resulted in total capitalization for the Darwin insurance carriers of approximately $200 million and enabled them to obtain an independent rating of A- (Excellent) from A.M. Best. In addition, effective October 1, 2005, DNA assumed all the risk and exposure on the specialty liability insurance policies produced by Darwin and issued by CATA since the formation of Darwin in March 2003. Finally, effective as of January 1, 2006, we reorganized Darwin by combining DNA and Darwin Select under the underwriting manager Darwin Professional Underwriters. After giving effect to the reorganization, Darwin was owned 90 percent by us and 10 percent by Darwin management through a restricted share program. On May 24, 2006, Darwin closed the initial public offering of its common stock. In the offering, Darwin sold 6.0 million shares of common stock for net proceeds of $86.3 million. All of the net proceeds of the initial public offering were used to reduce our equity interest in Darwin by redeeming Darwin preferred stock held by us. Upon completion of the offering, all remaining unredeemed shares of Darwin’s preferred stock automatically converted to shares of Darwin common stock. Upon completion of the offering, we received $86.3 million of cash proceeds, and we continue to own 54.9 percent of the total outstanding shares of common stock of Darwin (with no preferred stock outstanding). Darwin leases approximately 36,000 square feet of office space in Farmington, Connecticut for its headquarters.

Distribution.  Darwin is highly selective in establishing relationships with distribution partners. Its business development staff is responsible for selecting brokers and agents, training them to market and sell Darwin’s products and monitoring their operations to ensure compliance with Darwin’s production and profitability standards. Currently, Darwin sells its products through approximately 150 distribution partners, including two program administrators, one of which is in Darwin’s municipal entity and public officials errors and omissions class of business and the other of which is in Darwin’s psychiatrists medical malpractice liability class of business. Darwin’s selection criteria for distribution partners and program administrators include profitability, reputation, and shared values with Darwin. Authority to bind policies is delegated carefully, audits by Darwin are regular and Darwin retains responsibility for claims administration. Darwin’s distribution partners produce business through traditional channels as well as through “i-Bind,” its web-based underwriting system. No Darwin distribution partner had writings in excess of 10 percent of AIHL’s gross premiums written in 2005.

Underwriting.  Darwin’s underwriting approach focuses on disciplined analysis, appropriate pricing based on the actual risk and attachment level and the granting of appropriate coverage, accompanied by underwriting and actuarial reviews of accounts. Formal rating strategies and plans have been adopted for each line of business. Darwin determines underwriting acceptability by type of business, company experience, claims experience, experience of the insured’s management team, financial stability and other relevant factors. Information is obtained from, among other sources, application forms, underlying insurance coverage (if any), company policies and procedures, loss experience, financial condition, public disclosures and interviews with the insured’s management team. If an account does not meet acceptability parameters, coverage is declined. In connection with renewal, claims activity is reviewed to ensure that profitability assessments were correct and the information obtained during the prior underwriting of the insured is updated.

Underwriting Performance

AIHL Insurance Operating Unit Ratios

	RSUI	CATA	Darwin	AIHL

Three Months Ended March 31, 2006
Loss ratio(1)	51.7%	47.5%	70.6%	53.1%
Expense ratio(2)	19.6%	44.5%	26.5%	24.9%
Combined ratio(3)	71.3%	92.0%	97.1%	78.0%
Year Ended December 31, 2005
Loss ratio(1)	101.4%	47.1%	69.2%	88.0%
Expense ratio(2)	20.5%	43.1%	28.1%	25.5%
Combined ratio(3)	121.9%	90.2%	97.3%	113.5	%(4)
Year Ended December 31, 2004
Loss ratio(1)	69.5%	58.4%	63.6%	67.1%
Expense ratio(2)	16.8%	47.5%	36.5%	23.7%
Combined ratio(3)	86.3%	105.9%	100.1%	90.8%
Year Ended December 31, 2003
Loss ratio(1)	51.1%	73.4%	60.8%	58.1%
Expense ratio(2)	17.7%	42.7%	120.1%	26.4%
Combined ratio(3)	68.8%	116.1%	180.9%	84.5%

(1)	Loss and loss adjustment expenses divided by net premiums earned, all as determined in accordance with GAAP.

(2)	Underwriting expenses divided by net premiums earned, all as determined in accordance with GAAP.

(3)	The sum of the loss ratio and expense ratio, all as determined in accordance with GAAP, representing the percentage of each premium dollar an insurance company has to spend on losses (including loss adjustment expenses) and underwriting expenses.

(4)	Includes $287.3 million of losses from 2005 hurricane activity, including Hurricane Katrina. Losses incurred due to 2005 hurricane activity increased the combined ratio by 33.8%.

Loss Reserves

Each of our insurance operating units establishes reserves on its balance sheet for unpaid losses and LAE related to its property and casualty insurance and surety and fidelity contracts. As of any balance sheet date, historically there have been claims that have not yet been reported, and some claims may not be reported for many years after the date a loss occurs. As a result of this historical pattern, the liability for unpaid losses and LAE includes significant estimates for claims incurred but not yet reported, known as “IBNR.” Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and certain claims may take years to settle, especially if legal action is involved. As a result, the liabilities for unpaid losses and LAE include significant judgments, assumptions and estimates made by management relating to the ultimate losses that will arise from the claims. Due to the inherent uncertainties in the process of establishing these liabilities, the actual ultimate loss from a claim is likely to differ, perhaps materially, from the liability initially recorded and could be material to the results of our operations.

Our loss reserve review processes use actuarial methods and underlying assumptions that vary by company and line of business and produce ranges from which the carried reserve for each class of business is selected. The actuarial methods used by our insurance operating units include the Incurred Development method, Paid Development method, Bornhuetter-Ferguson method for both paid and incurred, Balanced Incurred method and Ultimate Incurred times Ultimate Claims method. Because of the high level of uncertainty regarding the setting of liabilities for unpaid losses and LAE, it is the practice of each of our insurance operating units to engage, at least annually, an outside actuary to evaluate, and opine on, the reasonableness of these liabilities. Although we are unable at this time to determine whether additional reserves, which could have a material impact upon our financial condition, results of operations and cash flows, may be necessary in the future, we believe that the reserves for unpaid losses and LAE established by our insurance operating units are adequate as of December 31, 2005.

Our insurance operating units continually evaluate the potential for changes, both positive and negative, in their estimates of these liabilities and use the results of these evaluations to adjust both recorded liabilities and underwriting criteria. With respect to liabilities for unpaid losses and LAE established in prior years, these liabilities are periodically analyzed and their expected ultimate cost adjusted, where necessary, to reflect positive or negative development in loss experience and new information, including, for certain catastrophic events, revised industry estimates of the magnitude of a catastrophe. Adjustments to previously recorded liabilities for unpaid losses and LAE, both positive and negative, are reflected in our financial results in the periods in which these adjustments are made and are referred to as prior year reserve development.

The reconciliation of beginning and ending aggregate reserves for unpaid losses and LAE of AIHL for the last three years is shown below:

Reconciliation of Reserves for Losses and LAE

	2005	2004	2003
	(In thousands)

Reserves as of January 1	$1,232,337	$437,994	$258,471
Reserves acquired	—	—	14,573
Less: reinsurance recoverables	591,417	162,032	159,766

Net reserves	640,920	275,962	113,278

Incurred loss, net of reinsurance, related to:
Current year	755,180	547,868	229,519
Prior years	(7,213)	(7,299)	20,683

Total incurred loss, net of reinsurance	747,967	540,569	250,202

Paid loss, net of reinsurance, related to:
Current year	109,431	103,033	40,122
Prior years	239,652	72,578	47,396

Total paid loss, net of reinsurance	349,083	175,611	87,518

Reserves, net of reinsurance recoverables, as of December 31	1,039,804	640,920	275,962
Reinsurance recoverables, as of December 31(1)	1,541,237	591,417	162,032

Reserves, gross of reinsurance recoverables, as of December 31	$2,581,041	$1,232,337	$437,994

(1)	Reinsurance recoverables in this table include only ceded loss reserves. Amounts reflected under the caption “Reinsurance recoverables” on our consolidated balance sheets set forth in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2005 also include ceded unearned premium reserves and paid loss recoverables.

Catastrophe Risk Management

AIHL’s insurance operating units, particularly RSUI, expose AIHL to losses on claims arising out of natural or human-made catastrophes. Catastrophes can be caused by various events, but losses are principally driven by hurricanes, other windstorms, earthquakes and floods. The incidence and severity of catastrophes are inherently unpredictable and may materially reduce AIHL’s profitability or produce losses in a given period. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the affected area and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, other windstorms, earthquakes and floods may produce significant damage, especially in areas that are heavily populated. The geographic distribution of AIHL’s insurance operating units subjects them to catastrophe exposure in the United States principally from hurricanes in the Gulf coast regions, Florida, the Mid-Atlantic, and Northeast, from other windstorms in the Midwest and Southern regions and earthquakes in California, the Pacific Northwest region and along the New Madrid fault line in the Midwest region.

AIHL’s insurance operating units use underwriting controls and systems, including catastrophe modeling, in an effort to attempt to ensure that the aggregate amount of catastrophe exposures conform to established risk tolerances and fit within the existing exposure portfolio. RSUI also relies on reinsurance to limit its exposure to catastrophes, which is discussed in more detail under “Reinsurance” below. Additional information regarding the risks faced by AIHL’s insurance operating units, particularly RSUI, with respect to managing their catastrophe exposure risk can be found on pages S-13 and S-14 of this prospectus supplement.

Directly written rates for catastrophe-exposed property risks have recently increased, and RSUI is benefiting from such rate increases subject to meeting its risk guidelines and exposure mitigation criteria. In addition, RSUI continues to take actions it commenced during the 2005 fourth quarter that it believes will reduce its exposed limits on a risk-by-risk basis such that its accumulations of risk will stand up to continued, heightened windstorm (primarily hurricane) activity. As part of these actions, RSUI reviewed its catastrophe exposure management approach, resulting in the implementation of new modeling tools and a revision of its underwriting guidelines and procedures. In May 2006, RSUI announced that it would no longer offer any new wind coverage for catastrophe-exposed coastal areas generally from North Carolina to Texas, or any new earthquake coverage in certain California counties. However, rate increases with respect to RSUI’s catastrophe-exposed property risks may not be sufficient to absorb potential catastrophe losses, and RSUI’s exposure mitigation efforts may not be successful in sufficiently mitigating risk exposures and losses resulting from future catastrophes.

Reinsurance

AIHL’s insurance operating units reinsure a significant portion of the risks they underwrite in order to mitigate their exposure to losses, manage capacity and protect capital resources. In general, the insurance operating units obtain reinsurance on a treaty and facultative basis. Treaty reinsurance is based on a contract between a primary insurer or “cedent” and a reinsurer and covers certain classes of risk specified in the treaty. Under most treaties, the cedent is obligated to offer, and the reinsurer is obligated to accept, a specified portion of a class of risk underwritten by the cedent. Alternatively, facultative reinsurance is the reinsurance of individual risks, whereby a reinsurer separately rates and underwrites each risk and is free to accept or reject each risk offered by the cedent. Facultative reinsurance is normally purchased for risks not otherwise covered or covered only in part by reinsurance treaties, and for unusual or large risks. Treaty and facultative reinsurance can be written on a quota share, surplus share or excess of loss basis. Under a quota share reinsurance treaty, the cedent and reinsurer share the premiums as well as the losses and expenses of any single risk, or an entire group of risks. Under a surplus share reinsurance treaty, the cedent is required to transfer, and the reinsurer is required to accept, the part of every risk that exceeds a predetermined amount (commonly referred to as the cedent’s “retention”), with the reinsurer sharing premiums and losses in the same proportion as it shares in the total policy limits of the risk written by the cedent. Under an excess of loss reinsurance treaty, a reinsurer agrees to reimburse the cedent for all or part of any losses in excess of the cedent’s retention, generally up to a predetermined limit, at which point the risk of loss is assumed by another reinsurer or reverts to the cedent.

RSUI uses surplus share, quota share and excess of loss reinsurance treaties, as well as facultative reinsurance, on an extensive basis in order to build stable capacity and to provide protection against accumulations of catastrophe risk. In 2005, RSUI ceded 50 percent of its gross premiums written to reinsurers.

Although the net amount of loss exposure retained by RSUI varies by line of business, in general, as of December 31, 2005, RSUI retained a maximum net exposure for any single property risk of $7.5 million and any single casualty risk of $8.0 million, with the exception of losses arising from acts of foreign terrorism. With respect to RSUI’s property lines of business, RSUI reinsures through a program consisting of surplus share treaties, facultative placements, per risk and catastrophe excess of loss treaties. Under its surplus share treaties, RSUI is indemnified on a pro rata basis against covered property losses. The amount indemnified is based on the proportionate share of risk ceded after consideration of a stipulated dollar amount of “line” for RSUI to retain in relation to the entire limit written. RSUI ceded approximately 36 percent of its property gross premiums written in 2005 under these surplus share treaties.

RSUI’s catastrophe and per risk reinsurance treaties expired on April 30, 2006, and reinsurance coverage for catastrophe exposed property risks has been impacted by higher prices, restrictive terms and limited capacity. As of June 1, 2006, RSUI had placed approximately half of its current catastrophe reinsurance program. Under the program, RSUI is reinsured for $425.0 million of net losses (compared with $360.0 million under the expired program) in excess of a $75.0 million net retention (compared with a net retention of $40.0 million under the expired program); thus RSUI will be co-participating for half of all losses in excess of its $75.0 million net retention with respect to non-earthquake catastrophe losses (compared with 5 percent of losses under the expired program). We currently intend to provide capital support to RSUI in respect of this coverage shortfall, which may be provided through a wholly-owned Vermont captive reinsurance company that we are in the process of forming, or in some other manner. Regardless of the manner through which such support is provided, our consolidated group retains the overall exposure. RSUI has separately purchased earthquake-only coverage under its catastrophe reinsurance program for $225.0 million of net losses in excess of its $75.0 million net retention. Under the property per risk reinsurance program, RSUI is reinsured for $90.0 million in excess of a $10.0 million net retention per risk after the application of the surplus share treaties and facultative reinsurance, providing coverage substantially similar to that of the expired program.

With respect to its other lines of business, RSUI reinsures through quota share treaties. For umbrella, its quota share treaty provides reinsurance for policies with limits up to $30.0 million, with RSUI ceding 50 percent of the premium and loss for policies with limits up to $10.0 million and ceding 75 percent of the premium and loss for policies with limits in excess of $10.0 million up to $30.0 million. For professional liability, its treaty provides reinsurance for policies with limits up to $5.0 million, with RSUI ceding 25 percent of the premium and losses for policies with limits up to $1.0 million and ceding 50 percent of the premium and loss on policies with limits greater than $1.0 million up to $5.0 million. Its primary casualty lines treaty provides reinsurance for policies with limits up to $2.0 million, with RSUI ceding 25 percent of the premium and loss. Finally, its directors and officers liability line treaty provides reinsurance for policies with limits up to $20.0 million, with RSUI ceding 40 percent of the premium and loss for all policies with limits up to $10.0 million, ceding 60 percent of the premium and loss for policies classified as “for profit” with limits in excess of $10.0 million up to $15.0 million, and ceding 60 percent of the premium and loss for policies classified as “not for profit” with limits in excess of $10.0 million up to $20.0 million.

With respect to potential losses at RSUI arising from acts of foreign terrorism, the Terrorism Act established a program under which the federal government will reimburse insurers for losses arising from certain acts of foreign terrorism. As extended, the Terrorism Act is effective for an additional two years and will automatically expire on December 31, 2007. The intent of the Terrorism Act is to provide federal assistance to the insurance industry in order to meet the needs of commercial insurance policyholders with potential exposure for losses due to acts of terrorism. Under the Terrorism Act, an act must be certified by the U.S. Secretary of Treasury for it to constitute an act of terrorism, with the definition of terrorism excluding domestic acts of terrorism and acts of terrorism committed in the course of a war declared by Congress. This law requires insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to United States flagged vessels or aircraft. In return, the law requires the federal government to indemnify the insurers for 90 percent of insured losses for 2005 and 2006 and 85 percent of insured losses for 2007 resulting from covered acts of terrorism, subject to certain premium-based deductibles. The premium-based deductibles increased from 15 percent for 2005 to

17.5 percent for 2006, and will increase to 20 percent for 2007. In addition, federal compensation will only be paid under the Terrorism Act if (a) the aggregate industry insured losses resulting from the covered act of terrorism exceed $5.0 million for insured losses occurring prior to April 1, 2006, $50.0 million for insured losses occurring from April 1, 2006 to December 31, 2006, and $100.0 million for insured losses occurring in 2007, and (b) the aggregate industry insured losses do not exceed $100.0 billion in any year.

AIHL’s deductible under the Terrorism Act in 2006 will be 17.5 percent of its direct premiums earned in 2005, or approximately $266.3 million, and in 2007 will be 20 percent of its direct premiums earned in 2006. AIHL’s terrorism exposure is substantially attributable to RSUI. In general, RSUI’s casualty reinsurance programs provide coverage for domestic and foreign acts of terrorism, while RSUI’s property reinsurance programs provide coverage only for domestic acts of terrorism. The cost of property reinsurance in the marketplace has increased significantly in recent years, and reinsurance capacity for terrorism exposures is limited and expensive. As a result, RSUI would be liable for these exposures on a net basis, subject to the Terrorism Act coverage, for property policies containing foreign terrorism coverage. Approximately 10.4 percent of all policies, and approximately 17.2 percent of all property policies, written by RSUI in 2005 contained coverage for domestic and foreign acts of terrorism. RSUI uses various underwriting strategies to mitigate its exposure to terrorism losses.

CATA uses reinsurance to protect against severity losses. In 2005, CATA reinsured individual property and casualty and contract surety risks in excess of $1.5 million with various reinsurers. The commercial surety line was reinsured for individual losses above $1.25 million. In addition, CATA purchases facultative reinsurance coverage for risks in excess of $6.0 million on property and casualty and $10.0 million on commercial surety.

In general, Darwin purchases excess of loss reinsurance on a treaty basis to stop its loss from a single occurrence on any one coverage part of any one policy. For its directors and officers and the majority of its errors and omissions liability lines of business, Darwin generally retains $2.75 million of loss on policies written at Darwin’s maximum offered limit of $10.0 million. For Darwin’s managed care errors and omissions line, where Darwin has written limits up to $20.0 million, Darwin generally retains $2.75 million of loss on the first $10.0 million of loss and $1.0 million of the next $10.0 million of loss. For certain of Darwin’s classes of errors and omissions business (primarily public entities and psychiatrists professional liability) Darwin generally retains $250,000 to $500,000 of loss. For Darwin’s medical malpractice line of business, Darwin generally retains $1.75 million of loss at its maximum offered limit of $10.0 million. Some of Darwin’s reinsurance treaties contain premiums that will vary, within a range, depending upon the profitability of the underlying premium subject to the treaty. Darwin also obtains facultative reinsurance for certain business.

At December 31, 2005, AIHL had reinsurance recoverables of $1.5 billion on gross unpaid losses and LAE of $2.6 billion. The reinsurance purchased by AIHL’s insurance operating units does not relieve them from their obligations to their policyholders, and therefore, the financial strength of their reinsurers is important. Approximately 97 percent of AIHL’s reinsurance recoverables balance at December 31, 2005 was due from reinsurance companies having financial strength ratings of A (Excellent) or higher by A.M. Best. AIHL had no allowance for uncollectible reinsurance as of December 31, 2005. Additional information regarding the risks faced by AIHL’s insurance operating units with respect to their use of reinsurance can be found on pages S-14 and S-15 of this prospectus supplement. AIHL’s Reinsurance Security Committee, which includes certain of our officers and the chief financial officers of each of AIHL’s insurance operating units, meets to track, analyze and manage the use of reinsurance by AIHL’s insurance operating units. The Reinsurance Security Committee considers the limits on the maximum amount of unsecured reinsurance recoverables that should be outstanding from any particular reinsurer, the lines of business that should be ceded to a particular reinsurer and, where applicable, the types of collateral that should be posted by reinsurers. Information related to concentration of reinsurance recoverables can be found in Note 5 to our consolidated financial statements set forth in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2005.

Based on reviews by management, all of the current reinsurance contracts used by AIHL’s insurance operating units provide for sufficient transfer of insurance risk to qualify for reinsurance accounting treatment under GAAP. As such, AIHL’s insurance operating units have no reinsurance contracts accounted for under the deposit method.

Competition

The property and casualty businesses of RSUI and Darwin, as well as the surety and fidelity businesses of CATA, compete on a national basis. CATA’s property and casualty businesses compete on a regional basis with a primary focus on the Midwestern and Plains states. Competitors of each of these insurance operating units include other primary insurers and new forms of insurance such as alternative self-insurance mechanisms. Many competitors have considerably greater financial resources and greater experience in the insurance industry and offer a broader line of insurance products than do AIHL’s insurance operating units. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry. Competition may be domestic or foreign, and competitors are not necessarily required to be licensed by various state insurance departments. The number of competitors within the industry is not known. The commercial property and casualty insurance and fidelity and surety insurance industries are highly competitive, competing on the basis of reliability, financial strength and stability, ratings, underwriting consistency, service, business ethics, price, performance, capacity, policy terms and coverage conditions.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency or severity of catastrophic and other loss events, levels of capacity, general economic and social conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Information regarding the risks faced by our insurance operating units due to the cyclicality of the insurance business can be found on page S-16 of this prospectus supplement.

Regulation

AIHL is subject to the insurance holding company laws of several states. In addition, dividends and distributions by an insurance subsidiary are subject to approval by the insurance department of the domiciliary state of a subsidiary. Other significant transactions between an insurance subsidiary and its holding company or other subsidiaries of the holding company may require approval by the insurance department in the domiciliary state of each of the insurance subsidiaries participating in these transactions. AIHL’s insurance operating units are subject to regulation in their domiciliary states as well as in the other states in which they do business. This regulation pertains to matters such as approving policy forms and various premium rates, licensing agents, granting and revoking licenses to transact business and regulating trade practices. The majority of AIHL’s insurance operating units are in states requiring prior approval by the insurance department before proposed rates for property or casualty or surety or fidelity insurance policies may be implemented. Insurance departments perform periodic examinations of an insurer’s market conduct and other affairs.

Insurance companies are required to report their financial condition and results of operation in accordance with statutory accounting principles prescribed or permitted by state insurance departments in conjunction with the National Association of Insurance Commissioners (“NAIC”). State insurance departments also prescribe the form and content of statutory financial statements, perform periodic financial examinations of insurers, set minimum reserve and loss ratio requirements, establish standards for the types and amounts of investments, and require minimum capital and surplus levels. These statutory capital and surplus requirements include risk-based capital (“RBC”) rules promulgated by the NAIC. These RBC standards are intended to assess the level of risk inherent in an insurance company’s business and consider items such as asset risk, credit risk, underwriting risk and other business risks relevant to its operations. In accordance with RBC formulas, a company’s RBC requirements are calculated and compared to its total adjusted capital to determine whether regulatory intervention is warranted. At December 31, 2005, the total adjusted capital of each of AIHL’s insurance operating units exceeded the minimum levels required under RBC rules and each had excess capacity to write additional premiums in relation to these requirements.

The NAIC annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System (“IRIS”) ratios. There presently are twelve IRIS ratios, with each ratio having an established “usual range” of results. The IRIS ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. A ratio falling outside the usual range is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. The NAIC reports the ratios to state insurance departments who may then contact a company if four or more its ratios fall outside the NAIC’s usual ranges. Based upon calculations as of December 31, 2005, DNA and Landmark had five of their ratios falling outside the usual ranges. In the case of DNA, the five unusual ranges were due to the $135 million contribution to DNA and other actions taken in connection with Darwin’s reorganization. In the case of Landmark, three of the five unusual ranges were due to Landmark’s inter-company reinsurance relationship with RIC.

AIHL’s insurance operating units are required under the guaranty fund laws of most states in which they transact business to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. AIHL’s insurance operating units also are required to participate in various involuntary pools, principally involving workers compensation and windstorms. In most states, the involuntary pool participation of AIHL’s insurance operating units is in proportion to their voluntary writings of related lines of business in such states.

In addition to the regulatory requirements described above, a number of current and pending legislative and regulatory measures may significantly affect the insurance business in a variety of ways. These measures include, among other things, tort reform, consumer privacy requirements and financial services deregulation initiatives.

Employees

AIHL’s insurance operating units employed 681 persons as of June 1, 2006, 351 of whom were at RSUI and its subsidiaries, 230 of whom were at CATA and its subsidiaries and 100 of whom were at Darwin and its subsidiaries.

Real Estate Business

Headquartered in Sacramento, California, Alleghany Properties owns and manages properties in the Sacramento region of California. These properties include improved and unimproved commercial land and commercial and residential lots. The majority of these properties are located in the City of Sacramento in the planned community of North Natomas. A considerable amount of activity from developers has occurred in the North Natomas area since 1998, including the construction of more than 12,000 single family homes, 3,400 apartment units, office buildings and several fully-leased regional retail shopping centers. Participating in this growth in North Natomas, Alleghany Properties has sold over 387 acres of residential land and 61 acres of commercial property. On May 26, 2006, Alleghany Properties completed the sale of 59 acres of real property consisting of unimproved land located in Rocklin County, California for $29.3 million, resulting in an estimated net pre-tax gain to us of $23.1 million. As of June 1, 2006, Alleghany Properties owned approximately 342 acres of property in various land use categories ranging from multi-family residential to commercial. Alleghany Properties currently has four employees.

Investments

Investments

We invest in debt and equity securities to support our operations. As of March 31, 2006, our consolidated investment portfolio had a fair market value of $3.3 billion and consisted primarily of high quality debt securities with an effective duration of 4.3 years. Effective duration measures a portfolio’s sensitivity to change in interest rates; a change within a range of plus or minus 1 percent in interest rates would be expected to result in an inverse change of approximately 3.8 percent in the fair market value of the portfolio of AIHL. The overall debt securities portfolio credit quality is measured using the lower rating of either Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. or Moody’s Investors Service, Inc. The weighted average rating at March 31, 2006 was AAA. Our investment portfolio contains no investments of a derivative nature.

Our investment strategy seeks to preserve principal and maintain liquidity while trying to maximize its risk-adjusted, after-tax rate of return. Investment decisions are guided mainly by the nature and timing of expected liability payouts, management’s forecast of cash flows and the possibility of unexpected cash demands, for example, to satisfy claims due to catastrophic losses. Our investment portfolio currently consists mainly of highly rated and liquid debt securities and equity securities listed on national securities exchanges. Our debt securities portfolio has been designed to enable management to react to investment opportunities created by changing interest rates, prepayments, tax and credit considerations or other factors, or to circumstances that could result in a mismatch between the desired duration of portfolio assets and the duration of liabilities, and, as such, is classified as available for sale.

Of our consolidated investment portfolio of $3.3 billion, AIHL comprised $2.6 billion. AIHL’s positive cash flow from continuing operations reduces the need to liquidate portions of its debt securities portfolio to pay for current claims. This positive cash flow also permits AIHL, as attractive investment opportunities arise, to make investments in debt securities that have a longer duration than AIHL liabilities. This strategy, when used, is designed to grow AIHL’s capital resources. When attractive investment opportunities do not arise, AIHL may maintain higher proportions of shorter duration securities to preserve its capital resources. In this regard, as of March 31, 2006 AIHL held approximately $540 million of short-term investments. AIHL anticipates modestly increasing the proportion of its debt securities portfolio held in securities with maturities of more than five years should the yields of these securities provide sufficient compensation for their increased risk. We do not believe that this strategy would reduce AIHL’s ability to meet ongoing claim payments or to respond to further significant catastrophe losses.

In the event paid losses accelerate beyond the ability of AIHL’s insurance operating units to fund these paid losses from current cash balances, current operating cash flow, coupon receipts and security maturities, AIHL would need to liquidate a portion of its investment portfolio, receive capital contributions from us and/or arrange for financing. Strains on liquidity could result from the occurrence of several significant catastrophic events in a relatively short period of time, the sale of investments to fund these paid losses into a depressed marketplace, the uncollectibility of reinsurance recoverables on these paid losses, the significant decrease in the value of collateral supporting these reinsurance recoverables or a significant reduction in our net premium collections. While the majority of AIHL’s investment holdings are denominated in U.S. dollars, investments may be made in other currency denominations depending upon investment opportunities in those currencies, or as may be required by regulation or law. AIHL’s investment guidelines require compliance with applicable local regulations and laws.

Additional information regarding AIHL’s investment portfolio and investment strategy can be found on pages 44 through 49 of our Annual Report on Form 10-K for the year ended December 31, 2005.

Strategic Investments

As of June 12, 2006, we owned 6.0 million shares of Burlington Northern. These shares represent approximately 1.6 percent of Burlington Northern’s currently outstanding common stock. Burlington Northern owns one of the largest railroad networks in North America, with 32,000 route miles covering 28 states and two Canadian provinces.

Investments

Available for sale securities at fair value at December 31, 2005 and 2004 are summarized as follows:

	Equity	Debt	Short-Term
	Securities	Securities	Investments	Total
	(In thousands)

2005
Industry Segment
AIHL insurance group	$349,887	$1,579,191	$605,563	$2,534,641
Corporate activities	446,305	10,180	133,283	589,768

TOTAL	$796,192	$1,589,371	$738,846	$3,124,409

2004
Industry Segment
AIHL insurance group	$198,829	$1,166,580	$482,056	$1,847,465
Corporate activities	446,355	—	86,550	532,905

TOTAL	$645,184	$1,166,580	$586,606	$2,380,370

MANAGEMENT

The name, age, current position with Alleghany, date elected, principal occupation, five-year business history and other Public Company Directorships of each of our directors and executive officers are as follows:

		Current Position	Principal Occupation Business
		with Alleghany	Experience During Last Five Years
Name	Age	(date elected)	and other Public Company Directorships

F.M. Kirby	86	Chairman of the Board (since 1967*) and director (since 1958*)	Chairman of the Board, Alleghany.

Weston M. Hicks	49	President, chief executive officer and director (since December 2004)	Executive Vice President, Alleghany (from October 2002 to December 2004); Executive Vice President and Chief Financial Officer, The Chubb Corporation (from June 2001 to October 2002); Chief Financial Officer, The Chubb Corporation (from May 2001 to October 2002); Senior Vice President and Financial Assistant to the Chairman, The Chubb Corporation (from March 2001 to May 2001); Senior Research Analyst and Managing Director, J.P. Morgan Securities (from February 1999 to March 2001).

Rex D. Adams	66	Director (since 1999)	Dean Emeritus, Fuqua School of Business at Duke University (education) (from December 2004); Professor of Business Administration, Fuqua School of Business (from July 2001 to October 2004); Dean, Fuqua School of Business (from June 1996 to September 2004); Chairman of the Board, AMVESCAP PLC; director, Vintage Petroleum, Inc. and Public Broadcasting System; trustee, Committee for Economic Development and Woods Hole Oceanographic Institution. Member of the Audit Committee.

John J. Burns, Jr.	74	Director (since 1968*)	Vice Chairman of the Board, Alleghany (from January 2005); President and chief executive officer, Alleghany (from July 1992 to December 2004) President and chief operating officer, Alleghany (from May 1977* to July 1992).

Dan R. Carmichael	61	Director (since 1993)	President and Chief Executive Officer, Ohio Casualty Corporation (property and casualty insurance); director, Ohio Casualty Corporation and Platinum Underwriters Holdings, Ltd. Chairman of the Compensation Committee and member of the Audit Committee.

Thomas S. Johnson	65	Director (since 1997 and for 1992-1993)	Retired (from January 2005); Chairman and Chief Executive Officer, GreenPoint Financial Corp. and its subsidiary GreenPoint Bank (banking) (from August 1993 to December 2004); director, R.R. Donnelley & Sons Company, North Fork Bancorporation, Inc., The Phoenix Companies, Inc. and Federal Home Loan Mortgage Corporation. Member of the Audit and Nominating and Governance Committees.

Allan P. Kirby, Jr.	74	Director (since 1963*)	President, Liberty Square, Inc. (investments); management of family and personal affairs. Chairman of the Executive Committee.

		Current Position	Principal Occupation Business
		with Alleghany	Experience During Last Five Years
Name	Age	(date elected)	and other Public Company Directorships

Jefferson W. Kirby	44	Director (since 2006)	Managing member, Broadfield Capital Management, LLC (investment advisory services) (from July 2003); Vice President, Alleghany (from October 1994 to June 2003).

William K. Lavin	61	Director (since 1992)	Financial Consultant; director, American Home Food Products, Inc. Chairman of the Audit Committee and member of the Compensation Committee.

James F. Will	67	Director (since 1992)	President, Saint Vincent College (education); director, Federated Investors, Inc. Member of the Executive and Nominating and Governance Committees.

Raymond L.M. Wong	53	Director (since 2006)	Managing member, DeFee Lee Pond Capital LLC (financial advisory and consulting services) (from July 2002); managing director, investment banking group, Merrill Lynch & Co. Inc. (financial services) (from January 1986 to January 2002).

Roger B. Gorham	43	Senior Vice President — Finance and Investments and chief financial officer (since January 2006)	Senior Vice President — Finance and chief financial officer (from May 2005 to January 2006); Senior Vice President — Finance, Alleghany (from December 2004 to May 2005); provider of hedge fund consulting services (from December 2003 to December 2004); Senior Vice President and Chief Financial Officer, Chubb Financial Solutions (from July 2000 to July 2003).

Robert M. Hart	61	Senior Vice President, General Counsel (since 1994) and Secretary (since 1995)	Senior Vice President, General Counsel and Secretary, Alleghany.

James P. Slattery	55	Senior Vice President - Insurance (since 2002)	Senior Vice President — Insurance, Alleghany; President, JPS & Co., LLC (from April 2001); Chief Operating Officer and Deputy Chief Executive Officer, Swiss Reinsurance America Corporation (from November 1999 to April 2001).

Jerry G. Borrelli	40	Vice President — Finance (since February 2006) and principal accounting officer (since April 2006)	Vice President — Finance (from February 2006); Director of Financial Reporting, American International Group, Inc. (from December 2003 to February 2006); Director of Accounting Policy and Special Projects, American International Group, Inc. (from December 1999 to December 2003).

Peter R. Sismondo	50	Vice President, Controller, Assistant Secretary (since 1989) and Treasurer (since 1995)	Vice President, Controller, Treasurer and Assistant Secretary, Alleghany.

DESCRIPTION OF THE MANDATORY CONVERTIBLE PREFERRED STOCK

The following summary sets forth the material terms and provisions of our Preferred Stock. This description may not be complete in all respects, and is qualified in its entirety by reference to the pertinent sections of our Restated Certificate of Incorporation, our By-laws and the Certificate of Designations creating our Preferred Stock, copies of which are available upon request. Requests should be directed to: Alleghany Corporation, 7 Times Square Tower, New York, NY 10036, Attention: Robert M. Hart (212) 752-1356. The Certificate of Designations will be filed as an exhibit to a Current Report on Form 8-K after the date of this prospectus supplement.

General

Our Restated Certificate of Incorporation authorizes the issuance of up to 8,000,000 shares of preferred stock, par value $1.00 per share in one or more series, with such voting powers or, subject to certain limitations, without voting powers, and with such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions adopted by our Board of Directors. No shares of preferred stock are currently issued or outstanding.

Our Preferred Stock will constitute a single series of our preferred stock, consisting of 985,000 shares of Preferred Stock (or 1,132,000 shares of Preferred Stock if the underwriters exercise in full their option to purchase additional shares of Preferred Stock in accordance with the procedures set forth in “Underwriting”). The holders of our Preferred Stock will have no preemptive rights. All the shares of our Preferred Stock, when issued and paid for, will be fully paid and non-assessable.

Our Preferred Stock will rank as follows as to payment of dividends and distributions of assets upon our dissolution, liquidation or winding-up:

•	junior to any class or series of our capital stock the terms of which provide that such class or series will rank senior to our Preferred Stock (herein referred to as the “Senior Securities”);

•	junior to all of our existing and future indebtedness;

•	senior to our Common Stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to our Preferred Stock (herein referred to as the “Junior Securities”); and

•	on a parity with any other class or series of our capital stock (herein referred to as the “Parity Securities”);

in each case, whether now outstanding or to be issued in the future.

We will not be entitled to issue any class or series of our capital stock ranking senior to our Preferred Stock as to payment of dividends or distribution of assets upon our dissolution, liquidation or winding-up without the approval of the holders of a majority of the voting power of the shares of our Preferred Stock and any class or series of Voting Parity Securities then outstanding, voting as a single class. “Voting Parity Securities” means any class or series of Parity Securities issued by the Company, the terms of which provide that holders thereof are entitled to vote or consent with the holders of our Preferred Stock for the election of additional directors or on any other matter as to which the holders of our Preferred Stock are entitled to vote or consent. See “— Voting Rights” below.

All references in this description to “holders” are to holders of record of our Preferred Stock, unless the context otherwise requires.

Dividends

General

Holders of our Preferred Stock will be entitled to receive, when, as and if declared by our board of directors or an authorized committee of our board of directors, out of funds legally available for the payment of dividends under Delaware law, cash dividends from the date of issuance payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year prior to the Mandatory Conversion Date (as defined below) (or the following business day if such day is not a business day), and on the Mandatory Conversion Date (each, a “Dividend Payment Date”) at the annual rate of $15.2144 per share, subject to adjustment for stock splits, combinations, reclassifications or other similar events involving our Preferred Stock.

Under the Delaware General Corporation Law, we may declare or pay dividends on our Preferred Stock only to the extent by which the current fair value of our total assets exceeds our total liabilities and capital (as defined in the Delaware General Corporation Law) or to the extent of certain net profits under certain circumstances. When the need to make these determinations arises, our board of directors will determine the amount of our total assets and total liabilities or net profits.

The initial dividend on our Preferred Stock, for the first quarterly dividend period, assuming the date of issuance is June 23, 2006, will be payable on September 15, 2006, in the amount of $3.4655 per share, which reflects the time from the date of issuance through September 14, 2006. Each subsequent quarterly dividend on our Preferred Stock will be $3.8036 per share per full quarterly dividend period, subject to adjustment for stock splits, combinations, reclassifications or other similar events involving our Preferred Stock. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the first date of issuance of our Preferred Stock. Dividends payable on a Dividend Payment Date will be payable to holders of record of our Preferred Stock on the close of business on the first calendar day (or the following business day if such first calendar day is not a business day) of the calendar month in which the applicable Dividend Payment Date falls.

Dividends on our Preferred Stock shall accrue and cumulate if we fail to pay one or more dividends on our Preferred Stock in any amount, whether or not the reason we failed to pay such dividends was because we did not have sufficient lawful funds to pay such dividends.

If we do not have sufficient lawful funds to pay in full the dividends payable on any Dividend Payment Date, we shall pay on such date the maximum amount of such dividends that we may lawfully pay allocated pro rata among the holders as of the applicable record date. To the extent we have sufficient lawful funds to do so, we shall pay to each holder in respect of the next succeeding Dividend Payment Date, in addition to the regularly scheduled dividend payable on such date, an amount in cash equal to such holder’s pro rata share at such time of the accrued, cumulated and unpaid dividends that were not paid on the previous Dividend Payment Date because of a lack of lawful funds on such previous date.

We are not obligated to and we will not pay holders of our Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date or any other late payment. We are also not obligated to and we will not pay holders of our Preferred Stock any dividend in excess of the full dividends on our Preferred Stock that are payable as described above, except as described under “— Voting Rights” below. However, if we fail for any reason to pay a dividend, the dividend will accumulate on a daily basis and will compound on a quarterly basis, until paid.

Payment Restrictions

Unless all accrued, cumulated and unpaid dividends on our Preferred Stock for all past quarterly dividend periods shall have been paid in full as of the most recent Dividend Payment Date, or shall have been declared and a sum sufficient for the payment thereof set aside, we will not:

•	declare or pay any dividend or make any distribution of assets on any Junior Securities, other than dividends or distributions in the form of Junior Securities and cash solely in lieu of fractional shares in connection with any such dividend or distribution;

•	redeem, purchase or otherwise acquire any Junior Securities or pay or make any monies available for a sinking fund for such Junior Securities, other than (A) upon conversion or exchange solely for other Junior Securities, or (B) the purchase of fractional interests in shares of any Junior Securities for cash pursuant to the conversion or exchange provisions of such Junior Securities; or

•	redeem, purchase or otherwise acquire any Parity Securities, except upon conversion into or exchange for other Parity Securities or Junior Securities and cash solely in lieu of fractional shares in connection with any such conversion or exchange; provided, however, that in the case of a redemption, purchase or other acquisition of Parity Securities upon conversion into or exchange for other Parity Securities (A) the aggregate amount of the liquidation preference of such other Parity Securities does not exceed the aggregate amount of the liquidation preference, plus accrued, cumulated and unpaid dividends, of the Parity Securities that are converted into or exchanged for such other Parity Securities, (B) the aggregate number of shares of our Common Stock issuable upon conversion, redemption or exchange of such other Parity Securities does not exceed the aggregate number of shares of our Common Stock issuable upon conversion, redemption or exchange of the Parity Securities that are converted into or exchanged for such other Parity Securities, and (C) such other Parity Securities contain terms and conditions (including, without limitation, with respect to the payment of dividends, dividend rates, liquidation preferences, voting and representation rights, payment restrictions, anti-dilution rights, change of control rights, covenants, remedies and conversion and redemption rights) that are not in the good faith judgment of our board of directors materially less favorable, taken as a whole, to us or the holders of our Preferred Stock than those contained in the Parity Securities that are converted or exchanged for such other Parity Securities.

No Redemption

Our Preferred Stock will not be redeemable.

Mandatory Conversion

Each share of our Preferred Stock, unless previously converted, will automatically convert on June 15, 2009 (the “Mandatory Conversion Date”) into a number of shares of our Common Stock calculated based upon the conversion rate described below. In addition to the number of shares of our Common Stock issuable upon conversion of each share of our Preferred Stock on the Mandatory Conversion Date, holders will have the right to receive an amount in cash equal to all accrued, cumulated and unpaid dividends, whether or not declared, on our Preferred Stock for the then current dividend period until the Mandatory Conversion Date and all prior dividend periods (other than previously declared dividends on such Preferred Stock payable to a prior holder or holders of record of such Preferred Stock as of the applicable record date with respect to such previously declared dividends), such amount to be paid at the time of such conversion, to the extent that we have sufficient lawful funds to pay such amount at such time. To the extent that we do not have sufficient lawful funds to pay in cash the amount equal to all of such accrued, cumulated and unpaid dividends, the holders of our Preferred Stock on the Mandatory Conversion Date will be entitled to receive, upon conversion of our Preferred Stock on the Mandatory Conversion Date, an additional number of shares of our Common Stock per share of Preferred Stock equal to the amount of such accrued, cumulated and unpaid dividends per share not paid in cash divided by the ten-day average market price as of the Mandatory Conversion Date.

“Ten-day average market price” as of any date means the arithmetic average of the volume-weighted average price per share of common stock for each of the ten trading days (as defined below) ending on the last trading day preceding the date in question, as reported by Bloomberg Professional Service for the period beginning at 9:30 am, New York City time, and ending at 4:00 pm, New York City time. If, on any trading day no volume-weighted average price is reported for the Common Stock by Bloomberg Professional Service, the closing price (as defined below) of our Common Stock will be substituted for the volume-weighted average price for such day.

The conversion rate, which determines the number of shares of our Common Stock issuable upon conversion of each share of our Preferred Stock on the Mandatory Conversion Date, will, subject to adjustment as described under “— Anti-dilution Adjustments” below, be as follows:

•	if the applicable market value (as defined below) of our Common Stock is equal to or greater than $312.23 per share, which we call the “threshold appreciation price,” then the conversion rate will be equal to 0.8475 shares of Common Stock per share of Preferred Stock (the “minimum conversion rate”), which is equal to $264.60 divided by $312.23 (the threshold appreciation price);

•	if the applicable market value of our Common Stock is less than $312.23 per share (the threshold appreciation price) but greater than $264.60 per share, which we call the “reference price”, then the conversion rate will be equal to $264.60 divided by the applicable market value of our Common Stock; and

•	if the applicable market value of our Common Stock is less than or equal to $264.60 per share (the reference price), then the conversion rate will be one share of Common Stock per share of Preferred Stock (the “maximum conversion rate”).

Accordingly, assuming that the market price of our Common Stock on the Mandatory Conversion Date is the same as the applicable market value of our Common Stock, the aggregate market value of the shares of Common Stock you receive upon conversion will be:

•	greater than the liquidation preference of our Preferred Stock if the applicable market value is greater than the threshold appreciation price;

•	equal to the liquidation preference if the applicable market value is less than or equal to the threshold appreciation price and greater than or equal to the reference price; and

•	less than the liquidation preference if the applicable market value is less than the reference price.

“Applicable market value” means the arithmetic average of the daily volume-weighted average price per share of our Common Stock or securities distributed in a spin-off, as applicable, for each of the 20 trading days ending on the third business day immediately preceding the applicable conversion date, as reported by Bloomberg Professional Service for the period beginning at 9:30 am, New York City time, and ending at 4:00 pm, New York City time. If the third business day prior to the applicable conversion date is not a trading day, the 20-day trading period will end on the last trading day prior to the third business day prior to the applicable conversion date. If, on any trading day no daily volume-weighted average price is reported for our Common Stock or securities distributed in a spin-off, as applicable, by Bloomberg Professional Service, the closing price of our Common Stock or such other securities will be substituted for the daily volume-weighted average price for such day. The threshold appreciation price represents an approximately 18 percent appreciation over the reference price.

The “closing price” of our Common Stock or any securities distributed in a spin-off, as the case may be, on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of our Common Stock or any such securities distributed in a spin-off, as the case may be, on the NYSE on that date. If our Common Stock or any such securities distributed in a spin-off, as the case may be, are not traded on the NYSE on any date of determination, the closing price of our Common Stock or such securities on any date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our Common Stock or such securities are so listed or quoted, or if our Common Stock or such securities are not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if no closing price for our Common Stock or such securities is so reported, the last quoted bid price for our Common Stock or such securities in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if that bid price is not available, the market price of our Common Stock or such securities on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

For purposes of this prospectus supplement, all references herein to the closing price of our Common Stock on the NYSE shall be such closing price as reflected on the website of the NYSE (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price as reflected on the website of the NYSE and as reported by Bloomberg Professional Service, the closing sale price on the website of the NYSE shall govern.

A “trading day” means a day on which our Common Stock:

•	is not suspended from trading on at least one national or regional securities exchange or association or over-the-counter market at the close of business; and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our Common Stock.

Conversion

Conversion into our Common Stock will occur on the Mandatory Conversion Date, unless:

•	a holder of our Preferred Stock has converted its Preferred Stock prior to the Mandatory Conversion Date, in the manner described in “— Early Conversion at the Option of the Holder” below; or

•	a holder of our Preferred Stock has converted its Preferred Stock through an exercise of the early conversion right in the manner described in “— Conversion upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount” below.

On the Mandatory Conversion Date, a certificate or certificates representing shares of Common Stock will be issued and delivered to the holder of our Preferred Stock or such holder’s designee upon presentation and surrender of the certificate or certificates evidencing such holder’s Preferred Stock, if such holder’s shares of Preferred Stock are held in certificated form, and compliance with some additional procedures.

The person or persons entitled to receive Common Stock issuable upon conversion of our Preferred Stock will be treated for all purposes as the record holder(s) of such Common Stock as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the Common Stock issuable upon conversion of our Preferred Stock will not be deemed to be outstanding for any purpose and the holders of our Preferred Stock will have no rights with respect to the Common Stock, including voting rights, rights to respond to tender offers for Common Stock and rights to receive any dividends or other distributions on the Common Stock, by virtue of holding our Preferred Stock.

Early Conversion at the Option of the Holder

Our Preferred Stock is convertible, in whole or in part at the option of the holder, at any time prior to the Mandatory Conversion Date, into our Common Stock at the minimum conversion rate of 0.8475 shares of Common Stock per share of Preferred Stock, subject to adjustment as described under “— Anti-dilution Adjustments” below. We refer to this conversion as the “early conversion.”

A holder that has exercised an early conversion right shall be entitled to receive, in addition to the number of shares of Common Stock provided for above, an amount in cash equal to the sum of all accrued, cumulated and unpaid dividends on each share of Preferred Stock being converted, whether or not declared, for the portion of the then current dividend period until the effective date of the early conversion and all prior dividend periods (other than previously declared dividends on such Preferred Stock payable to a prior holder or holders of record of such Preferred Stock as of the applicable record date with respect to such previously declared dividends), such amount to be paid at the time of such conversion to the extent that we are then legally permitted to pay such amount. Except as described above, we will make no payment or allowance for unpaid dividends on the Preferred Stock being converted in any early conversion.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount

General

If a cash acquisition (as defined below) occurs, we will provide for the conversion of our Preferred Stock and a cash acquisition dividend make-whole amount (as defined below) by:

•	permitting holders to submit their Preferred Stock for conversion at any time during the period (the “cash acquisition conversion period”) beginning on the date that is 15 days prior to the anticipated effective date of such cash acquisition and ending on the date that is 15 days after the actual effective date (the “effective date”) at the conversion rate (the “cash acquisition conversion rate”) specified in the table below; and

•	paying converting holders an amount equal to the sum of (a) any accrued, cumulated and unpaid dividends on their Preferred Stock that are converted plus (b) the present value of all remaining dividend payments on their Preferred Stock through and including June 15, 2009, calculated as set forth below (subject to our ability to satisfy the make-whole amount by increasing the number of shares of Common Stock to be issued on conversion).

We will notify holders, at least 20 days prior to the anticipated effective date of such cash acquisition, of the anticipated effective date of such transaction. In addition, if we elect to deliver some or all of the amount of accrued, cumulated and unpaid dividends and the present value of all remaining dividend payments on our Preferred Stock through and including June 15, 2009, in shares of Common Stock (as described below), such notice will indicate whether such amount will be payable in full in shares of Common Stock or any combination of cash and shares of Common Stock, and we will specify the combination in the notice. In the case of a “public acquirer change of control” (see “— Public Acquirer Change of Control” below), if we elect that the right of the holder to convert each share of Preferred Stock will be changed into a right to convert such share into a number of shares of “acquirer common stock” as described under “— Public Acquirer Change of Control” below, such notice will indicate such election.

Cash Acquisition Conversion Rate

The following table sets forth the cash acquisition conversion rate per share of Preferred Stock for each hypothetical stock price and effective date set forth below:

	Stock Price on Effective Date

Effective Date	$150.00	$200.00	$250.00	$264.60	$275.00	$300.00	$325.00	$350.00	$400.00	$500.00	$600.00
At issue	0.9743	0.9115	0.8538	0.8448	0.8405	0.8359	0.8362	0.8385	0.8430	0.8467	0.8473
June 15, 2007	0.9920	0.9486	0.8800	0.8674	0.8564	0.8447	0.8414	0.8420	0.8451	0.8472	0.8474
June 15, 2008	0.9996	0.9853	0.9233	0.8999	0.8848	0.8589	0.8483	0.8462	0.8470	0.8474	0.8475
June 15, 2009	1.0000	1.0000	1.0000	1.0000	0.9622	0.8820	0.8475	0.8475	0.8475	0.8475	0.8475

A “cash acquisition” will be deemed to have occurred at such time after the original issuance of our Preferred Stock upon the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which all or substantially all the shares of our Common Stock are exchanged for, converted into or constitute solely the right to receive cash, securities or other property more than 10 percent of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the NYSE or quoted on the Nasdaq stock market.

The cash acquisition conversion rate will be determined by reference to the table above and is based on the effective date and the price (the “stock price”) paid per share of Common Stock in such transaction. If the holders of our Common Stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the closing price per share of Common Stock on the ten trading days up to but not including the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the fixed conversion rates of our Preferred Stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under “— Anti-dilution Adjustments.”

The exact stock price and effective dates may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $600 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the stock price is less than $150 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash Acquisition Dividend Make-Whole Payment

For any of the shares of our Preferred Stock that are converted during the cash acquisition conversion period, in addition to the Common Stock issued upon conversion, we must, in our sole discretion, either (a) pay the holder of our Preferred Stock in cash, an amount (which we refer to as the “cash acquisition dividend make-whole amount”) equal to the sum of (1) an amount equal to any accrued, cumulated and unpaid dividends on the holder’s Preferred Stock, whether or not declared, plus (2) the present value of all remaining dividend payments on the holder’s Preferred Stock through and including June 15, 2009, in each case, out of legally available assets, or (b) increase the number of shares of our Common Stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of our Common Stock. The present value of the remaining dividend payments will be computed using a discount rate equal to 6.65 percent. For purposes of the preceding sentence, the “stock price” of our Common Stock, on any date of determination means the average of the closing prices of our Common Stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) ending on the effective date.

Our obligation to deliver shares of Common Stock at the cash acquisition conversion rate and pay the cash acquisition dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Public Acquirer Change of Control

Notwithstanding the foregoing, and in lieu of permitting conversion at the cash acquisition conversion rate and paying the cash acquisition dividend make-whole amount as set forth above, in the case of a “public acquirer change of control” (as defined below) we may elect that the right to convert each share of Preferred Stock will be changed into a right to convert such share into a number of shares of “acquirer common stock” (as defined below). Each fixed conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	such fixed conversion rate in effect immediately prior to the effective date of such public acquirer change of control, multiplied by

•	the average of the quotients obtained, for each trading day in the ten consecutive trading-day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the “valuation period”), of:

(i)	the “acquisition value” of our Common Stock on each such trading day in the valuation period, divided by

(ii)	the closing sale price of the acquirer common stock on each such trading day in the valuation period.

In addition to the adjustments to the fixed conversion rates, a corresponding adjustment will be made to the threshold appreciation price and the reference price.

The “acquisition value” of our Common Stock means, for each trading day in the valuation period, the value of the consideration paid per share of Common Stock in connection with such public acquirer change of control, in an amount equal to the face amount of such cash, the closing sale price of such acquirer common stock on each such trading day, and the fair market value of any other security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the transfer agent for this purpose, as the case may be.

After the adjustment of the fixed conversion rates in connection with a public acquirer change of control, the conversion rates will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change of control” is any cash acquisition where the acquirer of a majority of our Common Stock or the person formed by or surviving such cash acquisition, or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50 percent of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on the NYSE or quoted on the Nasdaq stock market. We refer to such acquirer’s or other entity’s class of common stock traded on the NYSE or quoted on the Nasdaq stock market as the “acquirer common stock.”

Anti-dilution Adjustments

The conversion rate determined as set forth under “— Mandatory Conversion” above and the number of shares of Common Stock to be delivered upon conversion will be adjusted if:

1. We pay dividends or other distributions on our Common Stock in our Common Stock.

2. We subdivide, split or combine our Common Stock.

3. We issue to all holders of our Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase our Common Stock at a price per share less than the “current market price” (as defined below) of our Common Stock on the date fixed for the determination of shareholders entitled to receive such rights or warrants.

4. We distribute to all holders of our Common Stock evidences of our indebtedness, capital stock, securities, cash or other assets, including a distribution of capital stock of any class or series or similar equity interests, of or relating to a subsidiary or other business unit in the case of a spin-off, but excluding any distribution (including any dividend) covered by clauses (1) or (2) above, any rights or warrants referred to in clauses (3) above or (7) below, any distribution (including any dividend) paid exclusively in cash, and any consideration payable in connection with a tender or exchange offer made by us, any of our subsidiaries or any third party except as described in clause (6) below.

5. We make a distribution (including any dividend) consisting exclusively of cash to all holders of our Common Stock, excluding (a) any cash that is distributed in a Reorganization Event

(as defined below) or as part of a distribution referred to in clause (4) above, (b) any dividend or distribution in connection with our liquidation, dissolution or winding-up, and (c) any consideration payable in connection with a tender or exchange offer made by us or any of our subsidiaries or any third party.

6. We or any of our subsidiaries successfully completes a tender or exchange offer for our Common Stock to the extent that the cash and the value of any other consideration included in the payment per share of common stock exceeds the current market price of our Common Stock on the seventh trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

7. To the extent that we have a stockholder rights plan in effect with respect to our Common Stock on any conversion date, in accordance with the terms of the stockholder rights plan, upon conversion of any of our Preferred Stock, the holders of our Preferred Stock will receive, to the extent legally permitted, in addition to shares of our Common Stock, the rights under the stockholder rights plan. If, however, prior to such conversion date, the rights have separated from our Common Stock and the holders of our Preferred Stock would not receive upon conversion, in addition to shares of our Common Stock, the rights under the plan, the conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our Common Stock as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. In lieu of any such adjustment, we may amend our stockholder rights plan to provide that upon conversion of our Preferred Stock, the holders will receive, in addition to shares of our Common Stock issuable upon such conversion, the rights that would have attached to such Common Stock if the rights had not been separated from our Common Stock under our stockholder rights plan.

The “current market price” means the arithmetic average of the volume-weighted average price per share of our Common Stock on each of the five consecutive trading days preceding the earlier of the day preceding the date in question and the day before the “ex date” with respect to the issuance or distribution requiring such computation, as reported by Bloomberg Professional Service for the period beginning on 9:30 am, New York City time, and ending at 4:00 pm New York City time; provided, however, that (a) “current market price” for purposes of clause (6) above means the arithmetic average of the volume-weighted average price per share of our Common Stock for each of the ten trading days preceding the date fixed for determination, described above and, (b) for the purposes of determining the adjustment to the conversion rate for the purposes of clause (4) in the event of a spin-off, the “current market price” per share of our Common Stock means the average of the volume-weighted average prices described above for the first ten trading days commencing on and including the fifth trading day following the “ex date” for such distribution. For purposes of this paragraph, the term “ex date,” when used with respect to any such issuance or distribution, means the first date on which our Common Stock trades without the right to receive such issuance or distribution.

In the event of (a) any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the surviving company and in which our Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of us or another person), (b) any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, (c) any reclassification of our Common Stock into securities other than our Common Stock, or (d) any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) (herein referred to as “Reorganization Events”), each of the shares of our Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the holders of our Preferred Stock, become convertible into the kind and amount of securities, cash and other property receivable in such Reorganization Event (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such shares of Preferred Stock are actually converted) per share of Common Stock by a holder of our Common Stock that was not a counterparty to the Reorganization Event or an affiliate of such counterparty and that received the kind and amount of consideration received by the holders of the greatest number of shares of our Common Stock that have made an election, if any, as to the kind or amount of consideration receivable upon such Recorganization Event.

Holders have the right to convert their Preferred Stock early in the event of certain cash mergers as described under “— Conversion upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount” above.

In addition, we may make such increases in the conversion rate, determined as set forth under “— Mandatory Conversion” above as our board of directors deems advisable to avoid or diminish any income tax to holders of our Common Stock resulting from any dividend or distribution of our Common Stock (or issuance of rights or warrants to acquire our shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason.

In the event of a taxable distribution to holders of our Common Stock that results in an adjustment of the conversion rate or an increase in the conversion rate in our discretion, holders of our Preferred Stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of our Preferred Stock may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of a share of Common Stock. Prior to the Mandatory Conversion Date, no adjustment in the conversion rate will be required unless such adjustment would require an increase or decrease of at least one percent in the conversion rate. If any adjustment is not required to be made because it would not change the conversion rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided that on the Mandatory Conversion Date, adjustments to the conversion rate will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.

No adjustment to the conversion rate need be made if holders of our Preferred Stock may participate in the transaction that would otherwise give rise to an adjustment, including through the receipt of such distributed assets or securities upon conversion of our Preferred Stock, so long as the distributed assets or securities the holders would receive upon conversion of our Preferred Stock, if convertible, exchangeable or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 45 days following conversion of our Preferred Stock.

The conversion rate will not be adjusted:

(a) upon the issuance of any shares of our Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our Common Stock under any employee benefit plan;

(b) upon the issuance of any shares of our Common Stock or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

(c) upon the issuance of any shares of our Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date our Preferred Stock were first issued or pursuant to the conversion of our Preferred Stock;

(d) for a change in the par value or to no par value of the Common Stock;

(e) for accrued, cumulated and unpaid dividends; or

(f) upon the issuance by us of any shares of our Common Stock for cash or in connection with acquisitions (other than upon the exercise of rights or warrants as provided in clauses (3) or (4) in the first paragraph under “— Anti-dilution Adjustments”).

We will be required, as soon as practicable after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of our Preferred Stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each conversion rate was determined and setting forth each revised conversion rate.

If an adjustment is made to the conversion rate, an adjustment also will generally be made to the threshold appreciation price and the reference price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the conversion date.

Fractional Shares

No fractional shares of Common Stock will be issued as a result of any conversion of our Preferred Stock. In lieu of any fractional shares of Common Stock otherwise issuable in respect of any conversion, we will pay an amount in cash (computed to the nearest cent) equal to the same fraction of the average of the daily closing price per share of Common Stock for each of the five consecutive trading days preceding the trading day immediately preceding the date of conversion.

If more than one share of Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered.

Common Stock Rights

Reference is made to the “Description of Our Capital Stock” in the accompanying prospectus for a description of the rights of holders of Common Stock to be delivered upon conversion of our Preferred Stock.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding-up, subject to the rights of holders of any of our capital stock then outstanding ranking senior to or on a parity with our Preferred Stock in respect of distributions upon our liquidation, dissolution or winding-up and before any amount shall be paid or distributed with respect to holders of any of our capital stock then outstanding ranking junior to our Preferred Stock in respect of distributions upon our liquidation, dissolution or winding-up, the holders of our Preferred Stock then outstanding will be entitled to receive, out of our net assets legally available for distribution to shareholders, a liquidating distribution in the amount of $264.60 per share, subject to adjustment for stock splits, combinations, reclassifications or other similar events involving our Preferred Stock, plus an amount equal to the sum of all accrued, cumulated and unpaid dividends for the portion of the then-current dividend period until the payment date and all prior dividend periods.

For the purpose of the immediately preceding paragraph, none of the following will constitute or be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding-up of our affairs:

•	the sale, transfer, lease or conveyance of all or substantially all of our property and assets;

•	the consolidation or merger of us with or into any other person; or

•	the consolidation or merger of any other person with or into us.

If amounts payable with respect to our Preferred Stock upon our voluntary or involuntary liquidation, dissolution or winding-up are not paid in full, the holders of our Preferred Stock and the holders of any class or series of Parity Securities then outstanding shall share ratably in any distribution of assets based on the proportion of their full respective liquidation preference to the aggregate liquidation preference of the outstanding shares of all such series.

After the payment to the holders of our Preferred Stock of the full amounts described above, the holders of our Preferred Stock will have no right or claim to any of our remaining assets.

We are not required to set aside any funds in respect of the liquidation preference of our Preferred Stock.

Voting Rights

The holders of our Preferred Stock are not entitled to any voting rights, except as required by applicable law, our Restated Certificate of Incorporation and as described below.

Unless the approval of a greater number of shares of our Preferred Stock is required by law, we may not, without the approval of the holders of a majority of the shares of our Preferred Stock then outstanding, amend, alter or repeal any provisions of our Restated Certificate of Incorporation or any provisions of the Certificate of Designations creating our Preferred Stock by way of merger, consolidation, combination, reclassification or otherwise, so as to affect adversely the powers, preferences or special rights of the shares of our Preferred Stock; provided, however, that any amendment of the provisions of the Restated Certificate of Incorporation or other action that in either case has the effect of issuing, authorizing or increasing the authorized amount of, or issuing or authorizing any obligation or security convertible into or evidencing a right to purchase, any Parity Securities or Junior Securities shall be deemed not to affect adversely any power, preference or special right of the shares of our Preferred Stock. Notwithstanding anything in the foregoing to the contrary, any amendment, alteration or repeal of any of the provisions of our Restated Certificate of Incorporation or any provisions of the Certificate of Designations creating our Preferred Stock occurring in connection with any merger or consolidation of us of the type described in clause (a) of the definition of Reorganization Events (as defined above) or any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) of the type described in clause (d) of the definition of Reorganization Events shall be deemed not to adversely affect any power, preference or special right of the shares of our Preferred Stock; provided that, subject to a holder’s cash acquisition conversion right, in the event that we do not survive the transaction, our Preferred Stock will become shares of the successor person, having in respect of such successor person the same powers, preferences or special rights of the shares of our Preferred Stock immediately prior to the consummation of such merger, consolidation or statutory exchange except that they shall be convertible into the kind and amount of net cash, securities and other property as determined in accordance with the provisions set forth above governing Reorganization Events; and provided, further, that, following any such merger, consolidation or statutory exchange, such successor person shall succeed to and be substituted for us with respect to, and may exercise all of our rights and powers under, the Preferred Stock.

In addition, unless the approval of a greater number of shares of our Preferred Stock is required by law, we may not, without the approval of the holders of a majority of the voting power of our Preferred Stock and any class or series of Voting Parity Securities then outstanding, voting together as a single class:

•	reclassify any of our authorized capital stock into any shares of any class or series, or any obligation or security convertible into or evidencing a right to purchase such shares, ranking senior to our Preferred Stock as to payment of dividends or distribution of assets upon our dissolution, liquidation or winding-up; or

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any shares of any class or series ranking senior to our Preferred Stock as to payment of dividends or distribution of assets upon our dissolution, liquidation or winding-up; provided, however, that we may issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any shares of any class or series ranking on a parity with or junior to our Preferred Stock as to payment of dividends or distribution of assets upon our dissolution, liquidation or winding-up without the written consent or vote of the holders of our Preferred Stock and any class or series of Voting Parity Securities.

If and whenever dividends payable on our Preferred Stock or any class or series of Voting Parity Securities in an amount equal to six full quarterly dividends, whether or not consecutive, are not paid or otherwise declared and set aside for payment, the holders of our Preferred Stock and any class or series of Voting Parity Securities then outstanding, voting together as a single class, shall be entitled to elect two additional directors to our board of directors. If all accrued, cumulated and unpaid dividends in default on our Preferred Stock and any class or series of Voting Parity Securities then outstanding have been paid in full or otherwise declared and set aside for payment or such shares are no longer outstanding, the holders of our Preferred Stock and any class or series of Voting Parity Securities will no longer have the right to vote on directors and the term of office of each director so elected will terminate forthwith and the number of directors constituting our board will, without further action, be reduced accordingly.

Any action required or permitted to be taken at a meeting of the holders of our Preferred Stock may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of our Preferred Stock, together with the Voting Parity Securities, if applicable, having the minimum number of votes that would be necessary to take such action at a meeting. For purposes of determining whether the requisite number of shares of our Preferred Stock have consented or voted, generally any shares beneficially owned directly or indirectly by us or any entity controlled by us will not be counted.

For purposes of any vote by the holders of our Preferred Stock, each holder will have one vote for each share of Preferred Stock held. In any case, where the holders of our Preferred Stock are entitled to vote as a class with holders of any class or series of Voting Parity Securities, each class or series shall have the number of votes proportionate to the aggregate liquidation preference of its outstanding shares.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued shares of Common Stock, solely for issuance upon the conversion of our Preferred Stock, that number of shares of Common Stock as shall from time to time be issuable upon the conversion of all our Preferred Stock then outstanding. Any shares of Preferred Stock converted into shares of Common Stock or otherwise reacquired by us shall not be reissued as such, shall automatically be retired and resume the status of authorized and unissued shares of preferred stock, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar and Paying Agent

Computershare Investor Services, LLC will act as transfer agent, registrar and paying agent for the payment of dividends with respect to our Preferred Stock.

Title

We and the transfer agent, registrar and paying agent may treat the registered holder of shares of our Preferred Stock as the absolute owner of the shares of our Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes, except as may otherwise be required by applicable law.

Book-Entry, Delivery and Form

The Depository Trust Company, or DTC, will act as securities depositary for our Preferred Stock. Our Preferred Stock will be issued only as fully registered securities, and except in the limited circumstances described below, will be registered in the name of Cede & Co. or other nominee of the depositary. One or more fully registered global security certificates, representing the total aggregate number of shares of our Preferred Stock, will be issued and deposited with or on behalf of the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in shares of our Preferred Stock so long as the shares of our Preferred Stock is represented by global security certificates.

The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange

LLC and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

Except as otherwise required by applicable law, no shares of our Preferred Stock represented by global security certificates may be exchanged in whole or in part for shares of our Preferred Stock registered, and no transfer of global security certificates will be made in whole or in part for shares of our Preferred Stock registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless (i) the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates and we do not appoint a qualified replacement within 90 days, (ii) the depositary has ceased to be qualified to act as such and we do not appoint a qualified replacement within 90 days, or (iii) we decide to discontinue the use of book-entry transfer through the depositary (or any successor depositary). All shares of our Preferred Stock represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all shares of our Preferred Stock represented by those certificates for all purposes under our Preferred Stock, except as otherwise required by applicable law. Notwithstanding the foregoing, nothing herein shall prevent us, the transfer agent or any agent of ours or the transfer agent from giving effect to any written certification, proxy or other authorization furnished by the depositary or impair, as between the depositary and its members or participants, the operation of customary practices of the depositary governing the exercise of the rights of a holder of a beneficial interest in any global security certificates. The depositary or any nominee of the depositary may grant proxies or otherwise authorize any person to take any action that the depositary or such nominee is entitled to take pursuant to our Preferred Stock, the Certificate of Designations creating our Preferred Stock or our Restated Certificate of Incorporation.

Except in the limited circumstances referred to above or as otherwise required by applicable law, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or their shares of our Preferred Stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates evidencing their shares of our Preferred Stock in exchange and will not be considered to be owners or holders of the global security certificates or any of the shares of our Preferred Stock represented by those certificates for any purpose under our Preferred Stock. All payments on our Preferred Stock represented by the global security certificates and all related transfers and deliveries of our Common Stock will be made to the depositary or its nominee as their holder.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participants with respect to interests of persons held by the participants on their behalf.

Procedures for conversion of our Preferred Stock on the Mandatory Conversion Date or upon early conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Mandatory Convertible Preferred Stock Certificates

If physical certificates are issued, we will replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with an indemnity satisfactory to the transfer agent and us.

However, we are not required to issue any certificates representing shares of our Preferred Stock on or after the Mandatory Conversion Date. In place of the delivery of a replacement certificate following the Mandatory Conversion Date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our Common Stock or cash, securities and other property required to be delivered pursuant to the terms of our Preferred Stock formerly evidenced by the certificate.

UNDERWRITING

We intend to offer shares of our Preferred Stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as a representative of the underwriters named below; we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of our Preferred Stock listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	788,000
Wachovia Capital Markets, LLC	88,650
Dowling & Partners Securities, LLC	59,100
Janney Montgomery Scott LLC	49,250

Total	985,000

The underwriters have agreed to purchase all of the shares of our Preferred Stock (other than those covered by the overallotment option described below) sold under the underwriting agreement if any of these shares of our Preferred Stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our Preferred Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Preferred Stock and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares of our Preferred Stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $4.76 per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$264.60	$260,631,000	$299,527,200
Underwriting discount	$7.938	$7,818,930	$8,985,816
Proceeds, before expenses, to us	$256.662	$252,812,070	$290,541,384

The expenses of the offering, not including the underwriting discount, are estimated to be $600,000 and are payable by us. The underwriters have agreed to reimburse us for up to $500,000 of these expenses.

Overallotment Option

We have granted an option to the underwriters to purchase up to 147,000 additional shares of our Preferred Stock at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our Preferred Stock proportionate to the underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any of the shares of our Preferred Stock or Common Stock or any of our other securities that are substantially similar to the shares of our Preferred Stock or Common Stock, any securities that are convertible into or exchangeable for, or represent the right to receive, shares of our Preferred Stock or Common Stock or any such substantially similar securities or to file any registration statement with the SEC under the Securities Act relating to any such securities, during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Merrill Lynch. This agreement does not prohibit us from issuing any securities issued pursuant to the concurrent public offering of shares of our Common Stock, any securities issuable upon the conversion of the shares of our Preferred Stock offered hereby or any securities issued pursuant to director or employee stock option or benefit plans existing on, or upon the exercise, conversion or exchange of convertible or exchangeable securities or options outstanding as of, the date of this prospectus supplement.

New Issue of Securities

Our Preferred Stock is a new issue of securities with no established trading market. We do not currently intend to apply for listing of our Preferred Stock on any national securities exchange or for quotation of our Preferred Stock on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in our Preferred Stock after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for our Preferred Stock or that an active public market for our Preferred Stock will develop. If an active public trading market for our Preferred Stock does not develop, the market price and liquidity of our Preferred Stock may be adversely affected.

Price Stabilization, Short Positions

Until the distribution of the shares of our Preferred Stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our Preferred Stock. However, the representative may engage in transactions that stabilize the price of the shares of our Preferred Stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our Preferred Stock in connection with this offering, i.e., if they sell more shares of our Preferred Stock than are listed on the cover page of this prospectus supplement, the representative may reduce that short position by purchasing shares of our Preferred Stock in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of shares of our Preferred Stock to stabilize its price or to reduce a short position may cause the price of shares of our Preferred Stock to be higher than it might be in the absence of such purchases.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases shares of our Preferred Stock in the open market to reduce the underwriters’ short position or to stabilize the price of such shares of our Preferred Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares of our Preferred Stock. The imposition of a penalty bid may also affect the price of the shares of our Preferred Stock in that it discourages resales of those shares of our Preferred Stock.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our Preferred

Stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of our Preferred Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to shares of our Preferred Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our Preferred Stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our Preferred Stock to the public” in relation to any shares of our Preferred Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe shares of our Preferred Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has not made and will not make an offer of shares of our Preferred Stock to the public in the United Kingdom prior to the publication of a prospectus in relation to our Preferred Stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of shares of our Preferred Stock to persons who fall within the definition of “qualified investor” as that term is defined in Section 86 (7) of the Financial Services and Markets Act 2000, as amended (“FSMA”), or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any shares of our Preferred Stock in circumstances in which Section 21(1) of FSMA does not apply to it; and

•	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our Preferred Stock in, from or otherwise involving the United Kingdom.

Shares of our Preferred Stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to shares of our Preferred Stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Preferred Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of our Preferred Stock and Common Stock received upon conversion and is based upon the provisions of the Code, current and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings and administrative interpretations and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. Unless otherwise stated, this discussion is limited to the tax consequences to those holders who hold our Preferred Stock and Common Stock as capital assets within the meaning of Section 1221 of the Code (generally speaking, for investment purposes). This discussion does not deal with persons subject to special tax treatment, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, and persons holding shares of our Preferred Stock or shares of our Common Stock as a hedge against currency risk or as a position in a “straddle” or conversion transaction, or persons whose functional currency is not the U.S. dollar. This discussion also does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or other entities, nor does it consider the effect of any foreign, state or local tax or any United States federal tax other than the income tax.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

For purposes of this discussion, “U.S. holder” means a beneficial owner of our Preferred Stock that is for United States federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons with the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a “United States person” (as defined for U.S. federal income tax purposes). “Non-U.S. holder” means any beneficial owner of our Preferred Stock that is a nonresident alien or a corporation, trust or estate that is not a U.S. holder.

U.S. Holders

Distributions and Dividends

Distributions with respect to our Preferred Stock, and distributions with respect to our Common Stock, generally will be characterized as dividend income when paid to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our Preferred Stock or Common Stock exceeds our current or accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such Preferred Stock or Common Stock, as the case may be, which reduces such basis dollar-for-dollar, and thereafter as capital gain. Such gain will be long-term capital gain provided that the U.S. holder has held such Preferred Stock or Common Stock, as the case may be, at the time of the distribution for more than one year. Although not free from doubt, we do not believe U.S. holders will recognize dividend income until accrued dividends are paid in cash or Common Stock. However, there is no assurance that the IRS will not take a different position and, for example, argue that U.S. holders should recognize dividend income as dividends accrue. U.S. holders should consult their tax advisors.

Distributions constituting dividend income received by an individual U.S. holder in respect of our Preferred Stock and Common Stock before January 1, 2011 generally will be subject to taxation at a maximum rate of 15%. Distributions on our Preferred Stock and Common Stock constituting dividend income paid to U.S. holders that are corporations generally will qualify for the dividends received deduction, subject to applicable limitations. Each U.S. holder should consult its tax advisor regarding the availability of the reduced dividend tax rate and the dividends received deduction in the light of its particular circumstances.

Investors who are U.S. corporations should be aware that under certain circumstances, a corporation that receives an “extraordinary dividend” (as defined in Section 1059 of the Code) is (i) required to reduce its stock basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of such dividends as gain from the sale or exchange of our Preferred Stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such U.S. holder’s basis). Non-corporate U.S. holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of our Preferred Stock as long-term capital losses to the extent such dividends received by them qualify for the reduced 15% tax rate. Investors should consult their tax advisor with respect to the potential application of the extraordinary dividend rules to an investment in our Preferred Stock.

Conversion into Common Stock

Except as discussed below, a U.S. holder generally will not recognize (i.e., take into account for U.S. federal income tax purposes) gain or loss upon the conversion of our mandatory convertible preferred stock, except to the extent of any cash or common stock received attributable to accumulated and unpaid dividends, which will be treated as described above under “Distributions and Dividends.” The adjusted tax basis of common stock received on conversion, other than shares of common stock attributable to accumulated but unpaid dividends, generally will equal the adjusted tax basis of the mandatory convertible preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common stock exchanged for cash), and the holding period of such common stock received on conversion generally will include the period during which the U.S. holder held its converted mandatory convertible preferred stock prior to conversion. A U.S. holder’s adjusted tax basis in any shares of common stock received as a dividend upon conversion will equal the fair market value of such common stock, and a U.S. holder’s holding period for such shares shall begin on the day after receipt thereof.

In the event a U.S. holder’s mandatory convertible preferred stock is converted pursuant to an election by the holder in the case of certain acquisitions (see “Description of Mandatory Convertible Preferred Stock — Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount”), or is converted pursuant to certain other transactions including our consolidation or merger into another person (See “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments”) the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. Each U.S. holder should consult its tax advisor to determine the specific tax treatment of a conversion under such circumstances.

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged.

Adjustment of Conversion Rate

A U.S. holder’s right to receive a greater number of shares of our Common Stock under certain circumstances as compared to the shares of our Common Stock that such holder would receive upon conversion under other circumstances, could be viewed as a constructive distribution of stock to such U.S. holder under Section 305 of the Code, which, if so treated, would be subject to tax as a dividend to the extent of our current and accumulated earnings and profits. While the matter is not free from doubt due to lack of authority directly on point, we intend to take the position that such a right on the part of the holder of our Preferred Stock to receive a greater number of shares of our Common Stock, as described in this paragraph, should not result in a constructive distribution of stock.

In addition, under certain circumstances, adjustments (or failure to make adjustments) to the conversion rate of our Preferred Stock may result in constructive distributions under Section 305(c) of the

Code to the holders of our Preferred Stock or holders of our Common Stock includable in income in the manner described under “Distributions and Dividends,” above. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property.

Dispositions

A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our Preferred Stock or Common Stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to any declared accrued but unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the U.S. holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of individuals are currently taxed at a maximum marginal tax rate of 15%. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding on U.S. Holders

Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our Preferred Stock or Common Stock and certain payments of proceeds on the sale or redemption of our Preferred Stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. U.S. holders are urged to consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Non-U.S. Holders

Distributions and Dividends

Generally, the gross amount of dividends (including any constructive distributions taxable as dividends and any cash or Common Stock paid upon conversion that is treated as a dividend) paid to a non-U.S. holder with respect to our Preferred Stock or Common Stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and the non-U.S. holder provides the payor with a Form W-8ECI) and (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to such permanent establishment, generally will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates. A non-U.S. holder that is a corporation may be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) subject to certain adjustments. A non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Conversion into Common Stock

A non-U.S. holder will not recognize any gain or loss in respect of the receipt of our Common Stock upon the conversion of our Preferred Stock, except that Common Stock received that is attributable to accumulated and unpaid dividends will be treated as described above under “Distributions and Dividends.”

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other taxable distribution of our Preferred Stock or our Common Stock (including the deemed exchange that gives rise to a payment of cash in lieu of a fractional share of Common Stock) so long as:

•	the gain is not effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if a tax treaty applies, the gain is not attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	in the case of a non-U.S. holder that is an individual, such holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition or does not have a “tax home” in the United States for U.S. federal income tax purposes and certain other conditions are met; and

•	we are not and have not been a United States real property holding corporation for U.S. income tax purposes at any time during the five-year period preceding such sale or other disposition.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become one in the future based on anticipated business operations.

Information Reporting and Backup Withholding on Non-U.S. Holders

Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding (currently at a 28% rate) generally will apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our Preferred Stock or Common Stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our Preferred Stock or Common Stock if such sale is effected through a foreign office of a broker.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner. These backup withholding and information reporting rules are complex, and non-U.S. holders are urged to consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Each prospective non-U.S. holder of our Preferred Stock should consult that holder’s tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our Preferred Stock.

ERISA CONSIDERATIONS

Sections 404 and 406 of ERISA, and Section 4975 of the Code impose certain duties on, and restrict certain transactions by, employee benefit plans (within the meaning of Section 3(3) of ERISA) that are subject to Title I of ERISA, “plans” within the meaning of, and subject to, Section 4975 of the Code (collectively, a “Plan”), and entities the underlying assets of which are deemed to include assets of any such Plan and on persons who are fiduciaries of such Plans with respect to the investment of Plan assets. Governmental plans, certain church plans and other plans that are not subject to Title I of ERISA or Section 4975 of the Code nonetheless may be subject to any state, local, federal, non-U.S. or other law substantively similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”).

In general, any fiduciary considering an investment of Plan assets in the Preferred Stock should consider the “Risk Factors” discussed in this Prospectus Supplement and whether such purchase would be appropriate under the general fiduciary standards, including, but not limited to (a) whether the fiduciary has the authority to make the investment under the appropriate governing Plan instruments, (b) whether the investment meets standards of prudence and diversification, taking into account the overall investment policy of the Plan, the composition of the Plan’s investment portfolio, and the Plan’s need for sufficient liquidity to pay benefits when due in the event that there is no ready market for the Certificates at such time, (c) whether the investment is made solely in the interest of participants and beneficiaries of the Plan, and (d) whether the investment constitutes a direct or indirect non-exempt prohibited transaction.

Section 406 of ERISA prohibits Plans to which it applies from engaging in transactions described therein, and Section 4975 of the Code imposes excise taxes with respect to transactions described in Section 4975(c) of the Code. The prohibited transactions described in these provisions are transactions that involve the assets of a Plan, and to which a person related to the Plan (a “party in interest” as defined in ERISA or a “disqualified person” as defined in the Code) is a party. For example, the acquisition or holding of the Preferred Stock by or on behalf of a Plan could be considered to constitute or result in a prohibited transaction if we become a party in interest or disqualified person with respect to the Plan, unless an exemption from the prohibited transaction rules applies.

Accordingly, by its acquisition and holding of the Preferred Stock, each potential holder of the Preferred Stock will be deemed to have represented that either (i) it is not, nor is it directly or indirectly acquiring the Preferred Stock for, on behalf of, or with any assets of, a Plan or (ii) its acquisition and holding of the Preferred Stock does not and will not constitute or result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, or a violation of Similar Law.

The issuance of Preferred Stock by us pursuant to the Preferred Stock Offering to a Plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Any fiduciary or other person making a decision to invest assets of a Plan or a plan subject to Similar Law in the Preferred Stock should review carefully with their legal advisers whether the acquisition or holding of the Preferred Stock could constitute or result in a non-exempt prohibited transaction under ERISA or the Code, a violation of ERISA fiduciary duties, or a violation of Similar Law.

LEGAL MATTERS

The validity of the Preferred Stock offered hereby and certain other legal matters will be passed upon for the Company by Dewey Ballantine LLP, New York, New York and Morris, Nichols, Arsht & Tunnell LLP, Wilmington, Delaware. Certain legal matters in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

PROSPECTUS
Alleghany Corporation

Common Stock

Preferred Stock

We may offer from time to time:

•	shares of our common stock, par value $1.00 per share, and

•	shares of our preferred stock, par value $1.00 per share.

This prospectus describes some of the general terms that may apply to these securities. We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Investing in these securities involves certain risks. See “Risk Factors” on page 1.

Our common stock is listed on the New York Stock Exchange under the symbol “Y.” If we decide to list or seek a quotation for any other securities we may offer and sell from time to time, the prospectus supplement relating to those securities will disclose the exchange or market on which those securities will be listed or quoted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 14, 2006.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

References in this prospectus to “Alleghany,” “we,” “us” and “our” are to Alleghany Corporation and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.alleghany.com. However, except as described below under the heading “Incorporation of Certain Documents by Reference,” the information on our Internet site is not a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus (except for any information contained in such documents or filings that is deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	Current Reports on Form 8-K filed January 19, 2006, March 3, 2006 (only with respect to information filed under Item 4.02), March 14, 2006, April 21, 2006, May 19, 2006, May 23, 2006 and May 24, 2006.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

Alleghany Corporation
7 Times Square Tower
New York, NY 10036
Attn: Robert M. Hart
(212) 752-1356

ALLEGHANY CORPORATION

We are engaged, through Alleghany Insurance Holdings LLC and its subsidiaries RSUI Group, Inc., Capitol Transamerica Corporation and Darwin Professional Underwriters, Inc., in the property and casualty and surety and fidelity insurance business. We also own and manage properties in the Sacramento, California region through our subsidiary Alleghany Properties LLC and maintain corporate investment and other activities at the parent level, including strategic equity investments which are available to support the internal growth of subsidiaries and for acquisitions of, and substantial investments in, operating companies. Our principal executive offices are located in leased office space at 7 Times Square Tower, New York, New York 10036 and our telephone number is (212) 752-1356.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate herein by reference may contain disclosures which are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. These forward-looking statements are based upon our current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and our future financial condition and results. These statements are not guarantees of future performance, and we have no specific intention to update these statements. The uncertainties and risks include, but are not limited to risks relating to our insurance operating units such as:

•	significant weather-related or other natural or human-made catastrophes and disasters;

•	the cyclical nature of the property and casualty industry;

•	the long-tail and potentially volatile nature of certain casualty lines of business written by our insurance operating units;

•	the cost and availability of reinsurance;

•	exposure to terrorist acts;

•	the willingness and ability of our insurance operating units’ reinsurers to pay reinsurance recoverables owed to our insurance operating units;

•	changes in the ratings assigned to our insurance operating units;

•	claims development and the process of estimating reserves;

•	legal and regulatory changes;

•	the uncertain nature of damage theories and loss amounts;

•	increases in the levels of risk retention by our insurance operating units; and

•	adverse loss development for events insured by our insurance operating units in either the current year or prior year.

Additional risks and uncertainties include general economic and political conditions, including the effects of a prolonged U.S. or global economic downturn or recession; changes in costs; variations in political, economic or other factors; risks relating to conducting operations in a competitive environment; effects of acquisition and disposition activities, inflation rates or recessionary or expansive trends; changes in market prices of our significant equity investments; extended labor disruptions, civil unrest or other external factors over which we have no control; and changes in our plans, strategies, objectives, expectations or intentions, which may happen at any time at our discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on our behalf.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio or earnings to fixed charges for each of the periods indicated:

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges	32.3x	8.0x	22.0x	37.0x	11.1x	31.6x

For purposes of calculating these ratios, “earnings” consists of (1) net income, (2) fixed charges and (3) amortization of any capitalized interest, and “fixed charges” consists of (1) interest expensed and capitalized, (2) amortized premiums, discounts and capitalized expenses related to indebtedness and (3) an estimate of the interest within rental expense.

We did not have any preferred stock outstanding during any of the periods shown and accordingly our ratio of earnings to fixed charges and preferred stock dividends would be the same as the ratios shown above.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

GENERAL DESCRIPTION OF SECURITIES THAT WE MAY OFFER

We may offer, at any time and from time to time:

•	shares of our common stock, par value $1.00 per share;

•	shares of our preferred stock, par value $1.00 per share; or

•	any combination of these securities.

The terms of any securities we offer will be determined at the time of offer. When particular securities are offered, a supplement to this prospectus will be filed with the SEC, which will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 22,000,000 shares of common stock, par value $1.00 per share, and 8,000,000 shares of preferred stock, par value $1.00 per share. No shares of preferred stock were issued or outstanding as of June 13, 2006.

Common Stock

Voting rights.  Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders. The common stock does not have cumulative voting rights.

Dividends.  The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the board of directors out of funds legally available for dividends.

Liquidation and dissolution.  If we liquidate or dissolve, the holders of common stock will be entitled to share in our assets available for distribution to common stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of preferred stock will receive a preferential share of our assets before the holders of common stock receive any assets.

Other rights.  Holders of common stock have no right to:

•	convert or exchange the stock into any other security;

•	have the stock redeemed; or

•	purchase additional stock or to maintain their proportionate ownership interest.

Holders of common stock are not required to make additional capital contributions.

Our common stock is listed and traded on the New York Stock Exchange under the symbol “Y.”

Transfer agent and registrar.  Computershare Investor Services LLC is the transfer agent and registrar for the common stock.

Removal of directors.  Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 75 percent of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder nomination of directors.  Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director not less than 30 days prior to the date of the meeting for the election of directors, provided, however, that, in the event that less than 40 days’ notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made.

Preferred Stock

General.  We are authorized to issue 8,000,000 shares of preferred stock. No shares of preferred stock are currently issued or outstanding. Our board of directors may, without stockholder approval, issue shares of preferred stock. The board can issue more than one series of preferred stock. The board has the right to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to the preferred stock it decides to issue.

Conversion or exchange.  The prospectus supplement will describe the terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock or other securities. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of our shares of common stock or other securities to be received by the holders of preferred stock upon conversion or exchange to be adjusted in certain circumstances.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, will provide opinions regarding the authorization and validity of the securities. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements and schedules of Alleghany Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

985,000 Shares

ALLEGHANY CORPORATION

5.75% Mandatory Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Wachovia Securities

Dowling & Partners Securities

Janney Montgomery Scott LLC

June 19, 2006